                                                Filed pursuant to Rule 424(b)(3)
PROSPECTUS                                           Registration No. 333-120452

                               MASCO CORPORATION
                               OFFER TO EXCHANGE
          ZERO COUPON CONVERTIBLE SENIOR NOTES, SERIES B DUE 2031 FOR
                 ZERO COUPON CONVERTIBLE SENIOR NOTES DUE 2031

THE EXCHANGE OFFER

    Masco Corporation is offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, our newly issued Zero Coupon Convertible Senior Notes, Series B due 2031, which we refer to as the new notes, for validly tendered and accepted Zero Coupon Convertible Senior Notes due 2031, which we refer to as the old notes.

    - Tenders of old notes may be withdrawn at any time before midnight, New York City time, on the expiration date of the exchange offer.

    - The exchange offer expires at midnight, New York City time, on December 17, 2004, which date we refer to as the expiration date, unless earlier terminated or extended by us.

    - As consideration for exchanging old notes for new notes, holders of new notes will receive an exchange fee of $1.25 per $1,000 principal amount at maturity of the new notes. The exchange fee will be payable to holders of new notes on the exchange date.

THE NEW NOTES

    - Comparison: The terms of the new notes differ from the terms of the old notes in the following ways:

     - The new notes are convertible into cash and, at our option, in part in shares of our common stock having a combined aggregate value equal to the conversion rate multiplied by the applicable stock price described herein, subject to adjustment, under the circumstances and during the periods described herein. The old notes are convertible only into common stock.

     - The conversion rate for the new notes will be adjusted, subject to certain limitations, for cash dividends or distributions on shares of our common stock declared on or before January 20, 2007. The old notes have a more limited dividend protection feature.

     - The new notes contain a change of control make whole under which the conversion rate will be adjusted for conversions in connection with a change of control or, if such change of control constitutes a public acquirer change of control, we may elect to modify the conversion obligation as described in this prospectus. The old notes do not contain a change of control make whole.

    - Maturity: The new notes will mature on July 20, 2031.

    - Yield to Maturity: Except under circumstances described below, we will not pay cash interest on the new notes prior to maturity. Instead, on the maturity date of the new notes, holders will receive $1,000 for each $1,000 principal amount at maturity of the notes. Each new note will be issued at an initial principal amount of $438.54 per $1,000 principal amount at maturity which represents a yield to maturity of 3.125% per year calculated from December 20, 2004.

     - Optional Conversion to Cash Pay Notes Upon Tax Events: If certain tax-related events were to occur and we so elect, the new notes will cease to accrete, and cash interest will accrue at a rate of 3.125% per annum on the restated principal amount and be payable semi-annually in arrears.

     - Contingent Interest: Commencing January 20, 2007, we will pay contingent interest to the holders of new notes during specified six-month periods if the average market price of a new note for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the accreted value of a new note on the day immediately preceding the relevant six-month period.

    - Optional Redemption: We may redeem all, but not part of, the new notes prior to January 25, 2007 only if our common stock price reaches 130% of the applicable conversion price for a specified time period. We may, at any time on or after January 25, 2007, redeem the new notes for cash in an amount equal to the accreted value of the new notes.

    - Optional Repurchase: Holders may require us to purchase the new notes on the following dates at the following prices: January 20, 2005 at $439.67; January 20, 2007 at $467.80; July 20, 2011 at $537.85; July 20, 2016 at
      $628.06; July 20, 2021 at $733.39; and July 20, 2026 at $856.38.

     SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF RISK FACTORS THAT SHOULD BE CONSIDERED BY YOU PRIOR TO TENDERING YOUR OLD NOTES IN THE EXCHANGE OFFER.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

    The co-dealer managers for the exchange offer are:

CITIGROUP                                                    MERRILL LYNCH & CO.
December 13, 2004

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Special Note Regarding Forward-Looking Statements...........   ii
Summary.....................................................    1
Risk Factors................................................   12
Use of Proceeds.............................................   16
Price Range of Old Notes and Common Stock...................   16
Dividend Policy.............................................   16
Ratio of Earnings to Combined Fixed Charges and Preferred
  Stock Dividends...........................................   17
Capitalization..............................................   18
Selected Consolidated Financial Data........................   19
The Exchange Offer..........................................   21
Description of the New Notes................................   28
Description of Other Indebtedness...........................   47
Description of Capital Stock................................   48
Material United States Tax Consequences.....................   50
Legal Opinions..............................................   53
Experts.....................................................   53
Where You Can Find More Information.........................   53

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     In this prospectus and in the documents we incorporate by reference, we state our views about our future performance. These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in such forward-looking statements.

     Factors that affect our results of operations include the levels of home improvement and residential construction activity principally in North America and Europe (including repair, remodeling and new construction), our ability to effectively manage our overall cost structure, fluctuations in European currencies (primarily the euro and British pound), the importance of and our relationships with home centers (including The Home Depot, which represented approximately 23 percent of our sales in 2003) as distributors of home improvement and building products, and our ability to maintain our leadership positions in our markets in the face of increasing global competition. Historically, we have been able to largely offset cyclical declines in housing markets through new product introductions and acquisitions as well as market share gains. Additional factors that may significantly affect our performance are discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Current Report on Form 8-K filed with the SEC on November 12, 2004 (which supersedes the corresponding sections in our Annual Report on Form 10-K for the year ended December 31, 2003) and in our Quarterly Reports on Form 10-Q that are on file with the SEC as well as under the heading "Risk Factors" in this prospectus.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING ALL DOCUMENTS SUBSEQUENTLY FILED WITH THE SEC PURSUANT TO SECTION 13(A), 13(C), 14 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE THE SECTION OF THE PROSPECTUS ENTITLED "WHERE YOU CAN FIND MORE INFORMATION." WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                                    SUMMARY

     This summary highlights information contained, or incorporated by reference, in this prospectus. It is qualified in its entirety by the more detailed information contained, or incorporated by reference, in this prospectus. You should read the full text of, and consider carefully the more specific details contained, or incorporated by reference, in this prospectus before you decide whether to tender your old notes in the exchange offer. In addition, you should carefully consider the information set forth or referred to under the heading "Risk Factors." Unless the context otherwise requires, the terms "Masco," the "Company," "we" and "our" refer to Masco Corporation, a Delaware corporation, and its predecessors and subsidiaries.

                               MASCO CORPORATION

     Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Masco is among the largest manufacturers in North America of brand name consumer products designed for the home improvement and home construction markets. Our business segments are: cabinets and related products; plumbing products; installation and other services; decorative architectural products; and other specialty products.

     Our executive offices are located at 21001 Van Born Road, Taylor, Michigan 48180. Our telephone number is (313) 274-7400 and our website address is http://www.masco.com. The information on our website is not a part of this prospectus.

                               THE EXCHANGE OFFER

Purpose of the Exchange
Offer.........................   The purpose of this exchange offer is to change
                                 certain of the terms of the old notes,
                                 including the type of consideration we will use to pay holders of old notes who convert their old notes. We believe this will reduce the likelihood of dilution to our shareholders. For a more detailed description of these changes, see the section of this prospectus entitled
                                 "Summary -- Material Differences Between the
                                 Old Notes and the New Notes."

The Exchange Offer............   We are offering to exchange $1,000 principal
                                 amount at maturity of new notes for each $1,000 principal amount at maturity of old notes accepted for exchange.

Conditions to the Exchange
Offer.........................   The exchange offer is subject to certain
                                 customary conditions, including that the registration statement and any post-effective amendment to the registration statement covering the new notes be effective under the Securities Act of 1933, as amended. See the section of this prospectus entitled "The
                                 Exchange Offer -- Conditions to the Exchange
                                 Offer."

Expiration Date...............   The exchange offer will expire at midnight, New
                                 York City time, on December 17, 2004, which date we refer to as the expiration date, unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce such extension by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer.

Tenders of Old Notes;
Withdrawals of Tenders........   In order to tender old notes, you will need to
                                 follow the instructions in this prospectus on how to instruct the broker or other third party through whom you hold your notes to tender the old notes on your behalf, as well as submit a letter of transmittal and the other documents described in this prospectus. We will determine in our sole reasonable discretion whether any old notes have been properly tendered. Please carefully follow the instructions contained in this prospectus on how to tender your old notes.

                                 Tenders of old notes may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date.

                                 Please see pages 21 through 27 for instructions on how to exchange your old notes for new notes.

Acceptance of Old Notes.......   We will accept all old notes validly tendered
                                 and not withdrawn as of the expiration date and will issue the new notes promptly after the expiration date, upon the terms and subject to the conditions in this prospectus and the letter of transmittal. We will accept old notes for exchange after the exchange agent has received a timely book-entry confirmation of transfer of old notes into the exchange agent's
                                 DTC account and a properly completed and executed letter of transmittal. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of all validly tendered old notes in the exchange offer. We will return any old notes not accepted for exchange without expense to you promptly after the termination or withdrawal, if any, of the exchange offer.

Amendment of the Exchange
Offer.........................   We reserve the right to interpret or modify the
                                 terms of this exchange offer, provided that we will comply with applicable laws that require us to extend the period during which old notes may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds...............   We will not receive any cash proceeds from this
                                 exchange offer. Old notes that are validly tendered and exchanged for new notes pursuant to the exchange offer will be canceled.

Fees and Expenses of the
Exchange Offer................   We estimate that the approximate total cost of
                                 the exchange offer, assuming all of the old notes are exchanged for new notes, will be approximately $2.6 million.

Material United States Tax
Consequences..................   The U.S. federal income tax consequences of the
                                 exchange offer and the ownership and
                                 disposition of the new notes are not entirely clear. Based upon the advice of Davis Polk &
                                 Wardwell, our special tax counsel, we intend to take the position that the modifications to the old notes resulting from the exchange of old notes for new notes should not constitute a significant modification of the old notes for tax purposes. Assuming our position is correct the new notes will be treated as a continuation of the old notes, and there will be no U.S.
                                 federal income tax consequences to a holder who exchanges old notes for new notes pursuant to the exchange offer (except with respect to the exchange fee). If, contrary to our position, the exchange constitutes a significant modification, the tax consequences to you could materially differ.

                                 The receipt of the exchange fee by non-U.S.
                                 holders (as defined below) will be subject to U.S. federal withholding tax.

                                 See the section of this prospectus entitled
                                 "Material United States Tax Consequences" beginning on page 50.

Dealer Managers...............   Citigroup Global Markets Inc. and Merrill
                                 Lynch, Pierce, Fenner & Smith Incorporated are the co-dealer managers for this exchange offer.
                                 Their addresses and telephone numbers are located on the back cover of this prospectus.

Exchange Agent................   J.P. Morgan Trust Company, National Association
                                 is the exchange agent for this exchange offer.
                                 Its address and telephone numbers are located on the back cover of this prospectus.

          MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND THE NEW NOTES

     The material differences between the old notes and the new notes are illustrated in the table below. The table below is qualified in its entirety by the information contained in this prospectus and the documents governing the old notes and the new notes, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the new notes, see the section of this prospectus entitled "Description of the New Notes." The old notes were issued in a registered offering on July 20, 2001. On November 2, 2004, we amended the indenture governing the old notes to remove our right to deliver shares of our common stock upon the exercise by holders of their right to require us to purchase the old notes on certain dates.

                                OLD NOTES                            NEW NOTES
                                ---------                            ---------
Maturity Date....  July 20, 2031                        July 20, 2031

Accreted Value...  The accreted value of the old notes  The accreted value of the new notes
                   on December 20, 2004 will be         on any date will be identical to
                   $438.54 per $1,000 principal amount  that of the old notes.
                   at maturity, and such old notes      As consideration for exchanging old
                   will continue to accrete at a rate   notes for new notes, holders of new
                   of 3.125% per year (computed on a    notes will receive an exchange fee
                   semi-annual bond equivalent basis).  of $1.25 per $1,000 principal amount at maturity of the new
                                                        notes. The exchange fee will be
                                                        payable to holders of new notes on
                                                        the exchange date.

Settlement upon
Conversion.......  Upon conversion of the old notes,    Upon conversion of the new notes,
                   we will deliver shares of our        we will deliver, in respect of each
                   common stock at the applicable       $1,000 principal amount at maturity
                   conversion rate.                     of new notes:
                                                        - cash in an amount (the "principal
                                                          return") equal to the lesser of
                                                          (1) the accreted value of each
                                                          new note to be converted and (2)
                                                          the "conversion value," which is
                                                          equal to (a) the applicable
                                                          conversion rate, multiplied by
                                                          (b) the applicable stock price,
                                                          as defined under "Description of
                                                          the New Notes -- Conversion
                                                          Settlement," and
                                                        - if the conversion value is
                                                        greater than the accreted value of
                                                          each new note, a number of shares
                                                          of our common stock (the "net
                                                          shares") equal to the sum of the
                                                          daily share amounts, calculated
                                                          as described under "Description
                                                          of the New Notes -- Conversion
                                                          Settlement"; provided that, at
                                                          our option, we may deliver cash
                                                          or a combination of cash and
                                                          shares of our common stock equal
                                                          to the value of the net shares.

                                OLD NOTES                            NEW NOTES
                                ---------                            ---------

Conversion Rate
Adjustments for
Cash Dividends...  The conversion rate will only be     Until January 20, 2007, the
                   adjusted for cash dividends to the   conversion rate will be adjusted
                   extent that the aggregate amount of  for any cash dividend or other
                   cash dividends per share of our      distribution consisting exclusively
                   common stock ("excess dividends")    of cash made to all holders of our
                   in any twelve month period exceeds   common stock based on the following
                   10% of the closing sale price per    formula:
                   share of common stock on the date    CR(1) = CR(0) x   SP(0)
                   preceding the date of declaration    ---------
                   of such cash dividend, provided,     SP(0) - ED
                   however, that no adjustment to the   where,
                   conversion rate will be made in      CR(0) = the conversion rate in
                   respect of any such dividends that           effect immediately prior to the
                   are paid during any period for               record date for such
                   which we are paying contingent               dividend;
                   interest to holders.                 CR(1) = the conversion rate in
                   The formula for adjusting the                effect immediately after the ex
                   conversion rate upon any such                dividend date for such cash
                   dividend is:                                  dividend or distribution;
                   CR(1) = CR(0) x   SP(0)              SP(0)  = the average of the closing
                   ---------                                     sale prices of our common stock for
                   SP(0) - ED                                    the ten consecutive trading
                   where,                                        days prior to the trading
                   CR(0) = the conversion rate in                day immediately preceding
                           effect immediately prior              the ex dividend date of
                           to the record date for such           such cash dividend or
                           dividend;                             distribution; and
                   CR(1) = the conversion rate in       ED =     the amount by which such cash
                           effect immediately after              dividend or distribution
                           the ex dividend date for such         together with all other such
                           dividend;                             cash dividends or
                   SP(0)  = the closing sale price per           distributions made during
                            share of our common stock on the     the fiscal quarter (and
                            date preceding the date of           for which no adjustment
                            declaration of such cash             has been made), exceeds
                            dividend; and                        $0.18 per share
                   ED =     the amount of such excess            (appropriately adjusted from
                            dividends.                           time to time for any share
                                                                 dividends on or subdivisions
                                                                 of our common stock).
                                                        On and after January 20, 2007, the
                                                        conversion rate adjustments for
                                                        cash dividends will be the same as
                                                        the old notes.

                                OLD NOTES                            NEW NOTES
                                ---------                            ---------
Make Whole Amount
and Change of
Control..........  Holders of old notes will have the   Holders of new notes will have the
                   right to convert notes upon the      right to convert notes upon the
                   occurrence of a fundamental change   occurrence of a change of control.
                   at the applicable conversion rate.   If certain transactions that
                   There is no adjustment to the        constitute a change of control
                   conversion rate upon any such        occur on or prior to January 20,
                   event.                               2007, under certain circumstances,
                   The right of holders to require us   we will increase the conversion
                   to purchase such holder's old notes  rate by a number of additional upon a fundamental change lapsed on  shares for any conversion of new
                   July 20, 2002.                       notes in connection with such
                                                        transactions, as described under
                                                        "Description of New Notes -- Make
                                                        Whole Amount and Change of
                                                        Control." The amount of additional
                                                        shares will be determined based on
                                                        the conversion date and the closing
                                                        sale price of our common stock on
                                                        the conversion date (or, if the new
                                                        notes are converted after the
                                                        effective date of the transaction,
                                                        the closing sale price of our
                                                        common stock immediately prior to
                                                        the effectiveness of the
                                                        transaction). However, if such
                                                        transaction constitutes a public
                                                        acquirer change of control, in lieu
                                                        of increasing the conversion rate,
                                                        we may elect to adjust our
                                                        conversion obligation such that
                                                        upon conversion of the new notes,
                                                        we will deliver cash and acquirer
                                                        common stock as described under
                                                        "Description of New Notes -- Make
                                                        Whole Amount and Change of
                                                        Control."
Calculation of
Earnings per
Share............  The full number of shares            The number of shares of our common
                   underlying the old notes will be     stock deemed to be outstanding for
                   reflected in our diluted earnings    the purpose of calculating diluted
                   per share, whether or not the old    earnings per share will not be
                   notes may be converted pursuant to   increased unless the closing sale
                   their terms.                         price of our common stock exceeds
                                                        the base conversion price of the
                                                        new notes and whenever the closing
                                                        sale price of our common stock
                                                        exceeds the base conversion price,
                                                        the number of dilutive shares will
                                                        be determined by the formula
                                                        described below.

     (closing sale price on the last trading day of the applicable reporting period X applicable conversion rate) -- accreted value
  [          ----------------------------------------------------------------          ]    X the number of outstanding new notes
      closing sale price on the last trading day of the applicable reporting period

                                 THE NEW NOTES

New Notes.....................   Up to $1,874,978,000 principal amount at
                                 maturity of Zero Coupon Convertible Senior
                                 Notes, Series B Due 2031. We will not pay cash interest on the new notes prior to maturity, other than as described below under "Description of the New Notes -- Optional
                                 Conversion to Semi-Annual Cash Pay Notes upon
                                 Tax Event." Each new note will be issued at an initial principal amount of $438.54 with a principal amount at maturity of $1,000.

Maturity......................   July 20, 2031.

Yield to Maturity of New
Notes.........................   The accreted value of the notes on December 20,
                                 2004 will be $438.54 per $1,000 principal amount at maturity and the notes will accrete at a value of 3.125% per year (computed on a semi-annual bond equivalent basis) from an initial principal amount of $438.54 to $1,000 principal amount at maturity. If certain tax-related events were to occur and we so elect, the new notes will cease to accrete, and cash interest will accrue at a rate of 3.125% per annum on the restated principal amount and be payable semi-annually in arrears.

Exchange Fee..................   As consideration for exchanging old notes for
                                 new notes, holders of new notes will receive an exchange fee of $1.25 per principal amount at maturity of the new notes. The exchange fee will be payable to holders of new notes on the exchange date.

Conversion Rights.............   Holders may convert their new notes at any time
                                 prior to the close of business on July 20, 2031 if any of the "conversion conditions" listed below are satisfied.

                                 For each new note of $1,000 principal amount at maturity converted, we will deliver cash and shares of our common stock, if any, to be received by tendering holders as described in "-- Settlement Upon Conversion" below.

                                 Your right to surrender new notes for
                                 conversion will expire at the close of business on July 20, 2031.

                                 The conversion rate may be adjusted under certain circumstances, but will not be adjusted for increases in accreted value.

                                 The "conversion conditions" are as follows:

                                 - the average per share sale price of our
                                   common stock for the 20 trading days
                                   immediately prior to the conversion date is at least a specified percentage, beginning at 119% and declining 1/3% each year thereafter until it reaches 110 1/3% for the year beginning July 20, 2030, of the accreted value of a new note, divided by the conversion rate;

                                 - the credit rating assigned to the new notes
                                   by either Moody's Investors Service, Inc.
                                   ("Moody's") or Standard & Poor's Ratings
                                   Group ("S&P") is reduced to below investment grade, as defined;

                                 - we call the new notes for redemption;

                                 - we make specified distributions to our
                                   shareholders; or

                                 - we become a party to a consolidation, merger
                                   or binding share exchange pursuant to which our common stock would be converted into cash, securities or other property.

Settlement upon Conversion....   Subject to certain exceptions, at the time the
                                 new notes are tendered for conversion, the aggregate value (the "conversion value") of the cash and shares of our common stock, if any, to be received by the tendering holders will be determined by multiplying the applicable conversion rate by the applicable stock price.
                                 Upon conversion of new notes, we will deliver the conversion value for each $1,000 principal amount at maturity of new notes as follows:

                                 - cash in an amount (the "principal return")
                                   equal to the lesser of (1) the accreted value of each new note to be converted and (2) the conversion value, and

                                 - if the conversion value is greater than the
                                   applicable accreted value of each new note, a number of shares of our common stock (the "net shares") equal to the sum of the daily share amounts, calculated as described under "Description of the New Notes -- Conversion Settlement" below; provided that, at our option, we may deliver cash or a combination of cash and shares of our common stock with a value equal to the net shares.

                                 We will pay the principal return and cash for fractional shares and deliver net shares no later than the third business day following the determination of the applicable stock price.

Conversion Rate Adjustments
for Cash Dividends............   Until January 20, 2007, the conversion rate
                                 will be adjusted for any dividend or other distribution consisting exclusively of cash made to all holders of our common stock based on the following formula:

                         SP(0)
CR(1)   = CR(0)   X  ---------
                    SP(0) - ED

                                 where,

                                 CR(0)  = the conversion rate in effect
                                          immediately prior to the record date
                                          for such cash dividend or
                                          distribution;

                                 CR(1)  = the conversion rate in effect
                                          immediately after the ex dividend date
                                          for such cash dividend or
                                          distribution;

                                 SP(0)  = the average of the closing sale prices
                                          of our common stock for the ten
                                          consecutive trading days prior to the
                                          trading day immediately preceding the
                                          ex dividend date of such cash dividend
                                          or distribution; and

                                 ED  = the amount by which such cash dividend or
                                       distribution together with all other such cash dividends or distributions made during the fiscal quarter (and for which no adjustment has been made), exceeds $0.18 per share (appropriately adjusted from time to time for any share dividends on or subdivisions of our common stock).

Contingent Interest...........   We will pay contingent interest to the holders
                                 of new notes during any six-month period from January 20 to July 19 and from July 20 to
                                 January 19, commencing January 20, 2007, if the average market price of a new note for the five trading days ending on the second trading day immediately preceding the beginning of the relevant six-month period equals 120% or more of the accreted value of such note on the day immediately preceding the beginning of the relevant six-month period. The amount of contingent interest payable per new note in respect of any six-month period will equal the greater of

                                 (1) cash dividends paid by us per share on our common stock during that six-month period multiplied by the number of shares of common stock equal to the sum of (A) the number of shares of common stock with a value equal to the principal return on such date and (B) the net share amount and (2) 0.125% of such average market price of a new note for the five-trading-day period referred to above.

Optional Redemption...........   Prior to January 25, 2007, we may redeem all
                                 but not part of the new notes, at their
                                 accreted value, only if the closing price for our common stock on the New York Stock Exchange exceeds the conversion price of the new notes, as defined in this prospectus, by 130% for a specified period of time. We may, at any time on or after January 25, 2007, redeem for cash all or a portion of the new notes at their accreted value. Indicative redemption conditions and prices are set forth in this prospectus beginning on page 36.

Purchase of New Notes by Us at
the Option of the Holder......   Holders may require us to purchase their new
                                 notes for cash on any one of the following dates at the following prices:

                                 - On January 20, 2005 at a price of $439.67 per
                                   new note;

                                 - On January 20, 2007 at a price of $467.80 per
                                   new note;

                                 - On July 20, 2011 at a price of $537.85 per
                                   new note, plus accrued and unpaid contingent interest, if any;

                                 - On July 20, 2016 at a price of $628.06 per
                                   new note, plus accrued and unpaid contingent interest, if any;

                                 - On July 20, 2021 at a price of $733.39 per
                                   new note, plus accrued and unpaid contingent interest, if any; and

                                 - On July 20, 2026 at a price of $856.38 per
                                   new note plus accrued and unpaid interest, if any.

Optional Conversion to
Semi-Annual Cash Pay Notes
upon a Tax Event..............   From and after the occurrence of a Tax Event,
                                 as defined in this prospectus, at our option, the new notes will cease to accrete, and cash interest will accrue on each new note from the date on which we exercise such option at the rate of 3.125% per year on the restated principal amount (i.e., the accreted value of the new note on the later of the date of the Tax Event and the date we exercise such option) and shall be payable semi-annually on the interest payment dates of January 20 and July
                                 20 of each year to holders of record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed upon a 360-day year comprised of twelve 30-day months and will initially accrue from the option exercise date, as defined in this prospectus, and thereafter from the last date to which interest has been paid. In such an event, the redemption prices will be adjusted as described herein. However, there will be no changes in a holder's conversion rights.

Make Whole Amount and Change
of Control....................   If certain transactions that constitute a
                                 change of control occur on or prior to January
                                 20, 2007, under certain circumstances, we will increase the conversion rate by a number of additional shares for any conversion of new notes in connection with such transactions, as described under "Description of the New
                                 Notes -- Make Whole Amount and Change of
                                 Control."

                                 The amount of additional shares will be
                                 determined based on the conversion date and the closing sale price of our common stock on the conversion date (or, if the new notes are converted after the effective date of the transaction, the closing sale price of our common stock immediately prior to the effectiveness of the transaction). A description of how the additional shares will be determined and a table showing the additional shares that would apply at various stock prices and conversion dates based on assumed interest and conversion rates are set forth under "Description of the New
                                 Notes -- Make Whole Amount and Change of
                                 Control." No additional shares will be added to the conversion rate if the stock price is less than $25.51 per share or if the stock price exceeds $50.00 per share, subject to adjustment.

                                 If such transaction constitutes a public acquirer change of control, in lieu of increasing the conversion rate, we may elect to adjust our conversion obligation such that upon conversion of the new notes, we will deliver cash and acquirer common stock as described under "Description of the New Notes -- Make Whole Amount and Change of Control."

Ranking.......................   These notes are Masco's general obligations and
                                 will not be secured by any collateral. Your right to payment under the new notes will be:

                                 - junior to the rights of Masco's secured
                                   creditors to the extent of their security in Masco's assets;

                                 - equal with the rights of creditors under
                                   Masco's other unsecured unsubordinated debt, including our old notes and revolving credit facility; and

                                 - senior to the rights of creditors under debt
                                   expressly subordinated to the new notes

Sinking Fund..................   None.

Material United States Tax
Consequences..................   Each holder will agree, for U.S. federal income
                                 tax purposes, to treat the new notes as
                                 "contingent payment debt instruments" and to be bound by our application of the Treasury
                                 Regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 8.125% compounded semi-annually, which was, at the time of the issuance of the old notes, the rate comparable to the rate at which we would have borrowed on a noncontingent, nonconvertible borrowing with terms and conditions otherwise comparable to the old notes (including the rank, term and general market conditions). Accordingly, each U.S.
                                 holder will be subject to federal income tax consequences that are consistent with the description of the contingent payment debt instrument regulations contained in the registration statement relating to the old notes.

                                 See the section of this prospectus entitled
                                 "Material United States Tax Consequences" beginning on page 50.

Certain Covenants.............   We will issue the new notes under the indenture
                                 referred to in "Description of the New Notes" as the Senior Debt Indenture. For a description of certain covenants or restrictions under the indenture, see "Description of the New
                                 Notes -- Covenants Restricting Pledges, Mergers and Other Significant Corporate Actions."

Global Securities.............   The new notes will be issued only in book-entry
                                 form, which means that they will be represented by one or more permanent global securities registered in the name of The Depository Trust
                                 Company. The global securities will be
                                 deposited with the trustee as custodian for the Depositary.

Listing.......................   Our common stock is listed on the New York
                                 Stock Exchange under the symbol "MAS." We will apply for listing of the new notes on the New
                                 York Stock Exchange.

                                  RISK FACTORS

     Before tendering any old notes in the exchange offer, you should carefully consider the following risks, together with all of the other information contained, or incorporated by reference, in this prospectus. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected.

     This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, the risk factors set forth below. See also "Special Note Regarding Forward-Looking Statements" above.

                         RISKS RELATED TO OUR BUSINESS

  WE CANNOT ASSURE YOU THAT OUR GROWTH STRATEGIES WILL BE SUCCESSFUL.

     While the Company's current strategy emphasizes organic growth, historically mergers and acquisitions have historically contributed significantly to our long-term growth, after the initial impact on earnings of transaction-related costs and expenses such as interest and added depreciation and amortization. Successful strategic acquisitions require the integration of operations and management and other efforts to realize the benefits that may be available to us following the acquisition. Although we believe that we have been successful in doing so in the past, we can give no assurance that we will continue to be able to identify, acquire and integrate successful strategic acquisitions in the future or be able to implement successfully our operating and growth strategies within our existing markets or with respect to any future product or geographic diversification efforts.

  OUR BUSINESS HAS BEEN AFFECTED BY ECONOMIC WEAKNESS AND BUSINESS CONDITIONS.

     Factors that affect our results of operations include the levels of home improvement and residential construction activity, principally in North America and Europe (including repair and remodeling and new construction), our ability to effectively manage our overall cost structure, fluctuations in European currencies (primarily the euro and British pound), and our ability to maintain our leadership positions in our markets in the face of increasing global competition. Historically, we have been able largely to offset cyclical declines in housing markets through new product introductions and acquisitions as well as market share gains. The Company's current strategy emphasizes organic growth rather than acquisitions. We can give no assurance that we will be able to offset these cyclical declines in the future.

  WE RELY ON OUR KEY CUSTOMERS.

     Our relationships with home centers are important to us. Direct sales of our product lines to home center retailers have increased substantially in recent years and, in 2003, sales to our largest customer, The Home Depot, were $2.5 billion (approximately 23 percent). Although builders, dealers and other retailers represent other channels of distribution for our products, we believe that the loss of a substantial portion of our sales to The Home Depot would have a material adverse impact on our company.

  OUR INTERNATIONAL BUSINESS HAS SPECIAL RISKS.

     Our international operations outside of North America, principally in Europe, are subject to political, monetary, economic and other risks attendant generally to international businesses. These risks generally vary from country to country. Results of existing European operations have been adversely influenced in recent years, in part due to softness in our European markets, competitive pricing pressures on certain products, the effect of a higher percentage of lower margin sales to total European sales and fluctuating U.S. dollar exchange rate.

  OUR MARKETS ARE HIGHLY COMPETITIVE.

     The major markets for our products are highly competitive. Competition in all of our product lines is based primarily on performance, quality, style, delivery, customer service and price, with the relative importance of such factors varying among product categories.

  WE HAVE FINANCIAL COMMITMENTS AND INVESTMENTS IN FINANCIAL ASSETS.

     As part of our acquisition strategy we often structure acquisition and other transactions to provide, in addition to the consideration paid at closing, contingent consideration to be paid in cash or stock if specified conditions are met. These conditions may include the operating performance of the acquired business in the case of an acquisition, the price of our common stock, or both. In addition to possibly increasing the consideration we ultimately pay for an acquisition, these conditions may also affect the number of contingently issuable shares that are included in our periodic computation of diluted earnings per common share, the amount of our accrued liabilities and our results of operations.

     We also maintain investments in a number of private equity funds and in marketable securities. These investments are generally carried as long-term assets on our balance sheet. We record investments in marketable securities at fair value, which is subject to adjustment based on market fluctuations. Unrealized losses that do not represent other-than-temporary declines in fair value and unrealized gains are recognized, net of taxes, through shareholders' equity as a component of other comprehensive income. Realized gains and losses and charges for other-than-temporary declines in fair value are included in other income.

     Our investments in private equity funds have no readily ascertainable market value. These equity funds may invest in transactions that have an above average degree of financial leverage or business risk. Our investments in these funds are carried at cost and are periodically evaluated for impairment or when circumstances indicate an impairment may exist. Income and gains, net realized from these investments are included in other income when distributed or received. In addition, we have commitments that may require us to contribute additional capital to these private equity funds.

  WE ARE IN THE PROCESS OF EVALUATING OUR INTERNAL CONTROL SYSTEM OVER FINANCIAL REPORTING IN ACCORDANCE WITH THE REQUIREMENTS OF SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002.

     We are in the process of evaluating our internal control system over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. Because of our historical growth through acquisition and our decentralized organizational structure with over 50 reporting units and over 600 operating locations worldwide, we estimate that we have well in excess of 20,000 key controls over financial reporting. As part of this initiative, we have invested a substantial amount of time and resources in documenting and testing our system of internal control. During the course of this comprehensive process, we and our independent auditors have identified control deficiencies. We have corrected a number and we are remediating others of these control deficiencies. However, there can be no assurance that one or more deficiencies will not constitute what we or our independent auditors conclude is a material weakness in internal control over financial reporting. Additionally, there can be no assurance in light of our decentralization, the number of our operating units and magnitude of the overall initiative, that we will be able to complete the process in time to allow our independent auditors to finish their assessment and issue their audit report on a timely basis. We believe, however, based on our current knowledge, that our documentation, testing and final assessment will be completed on a timely basis.

                         RISKS RELATED TO THE NEW NOTES

  WE CANNOT ASSURE YOU THAT AN ACTIVE TRADING MARKET WILL DEVELOP FOR THE NEW NOTES.

     The new notes are a new issue of securities. There is no active public trading market for the new notes. We will apply for listing of the new notes and the shares of common stock issuable upon conversion of the new notes on the New York Stock Exchange; however, we can give no assurance that the new notes or the underlying shares of common stock will be so listed. The dealer managers have also advised us that they currently intend to make a market in the new notes, but they are not obligated to do so and may discontinue any such market-making at any time. As a consequence, we cannot assure you that an active trading market will develop for your new notes, that you will be able to sell your new notes, or that, even if you can sell your new notes, you will be able to sell them at an acceptable price.

  THE TRADING PRICES FOR THE NEW NOTES WILL BE DIRECTLY AFFECTED BY THE TRADING PRICES FOR OUR COMMON STOCK, WHICH ARE IMPOSSIBLE TO PREDICT.

     The price of our common stock could be affected by possible sales of our common stock by investors who view the new notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. This hedging or arbitrage could, in turn, affect the trading prices of the new notes.

  THE AMOUNT YOU MUST INCLUDE IN YOUR INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES WILL EXCEED THE STATED YIELD ON THE NEW NOTES.

     We and each holder will agree to treat the notes as contingent payment debt instruments for United States federal income tax purposes. As a result, despite some uncertainty as to the proper application of the applicable Treasury regulations, U.S. holders will be required to include in their gross income, each year, amounts of interest in excess of the stated yield of the notes. U.S. holders will recognize gain or loss on the sale of a new note, repurchase by us of a new note at the U.S. holder's option, conversion of a new note or redemption of a new note, in an amount equal to the difference between the amount realized on the sale, repurchase by us at the U.S. holder's option, conversion or redemption (including the fair market value of our common stock received upon conversion or otherwise) and the U.S. holder's adjusted tax basis in the new note. Any gain recognized by the U.S. holders on the sale, repurchase by us at the U.S. holder's option, conversion or redemption of a new note generally will be ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. See "Material United States Tax Consequences."

  THE MAKE-WHOLE AMOUNT PAYABLE UPON THE OCCURRENCE OF A CHANGE OF CONTROL MAY NOT ADEQUATELY COMPENSATE YOU FOR THE LOST OPTION TIME VALUE OF YOUR NEW NOTES AS A RESULT OF SUCH CHANGE OF CONTROL AND MAY NOT BE ENFORCEABLE.

     If a change of control occurs on or prior to January 20, 2007, we may increase the conversion rate for new notes converted in connection with the change of control. The amount of such increase to the conversion rate, if any, will be based on the conversion date and the closing sale price of our common stock on the conversion date (or, if the new notes are converted after the effective date of the transaction, the closing sale price of our common stock immediately prior to the effectiveness of the transaction). A description of how the make-whole amount will be determined is described under "Description of the New Notes -- Make Whole Amount and Change of Control." While the make-whole amount is designed to compensate you for the lost option time value of your new notes as a result of a change of control, the make-whole amount is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the change of control occurs after January 20, 2007 or if the closing share price of our common stock on the conversion date is less than $25.51 or more than $50.00 (subject to adjustment), there will be no such make-whole amount. Furthermore, our obligation to pay the make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

                      RISKS RELATED TO THE EXCHANGE OFFER

  THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OF THE OLD NOTES FOR THE NEW NOTES ARE NOT ENTIRELY CLEAR.

     The U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the new notes are not entirely clear. We intend to take the position that the modifications to the old notes resulting from the exchange of old notes for new notes should not constitute a significant modification of the old notes for tax purposes. Assuming our position is correct the new notes will be treated as a continuation of the old notes and there will be no U.S. federal income tax consequences to a holder who exchanges old notes for new notes pursuant to the exchange offer except for the exchange fee.

     If, contrary to our view, the exchange were to constitute a significant modification of the old notes, we believe that, although it is not entirely clear in light of the put and call options of the old notes and the new notes, the exchange should be characterized as a non-taxable recapitalization. If the exchange were so characterized, an exchanging holder would recognize gain taxable as ordinary income, but not loss, equal to the lesser of the holder's gain realized on the exchange and the exchange fee received.

     The receipt of the exchange fee by non-U.S. holders (as defined below) will be subject to U.S. federal withholding tax.

     See the section of this prospectus entitled "Material United States Tax Consequences" beginning on page 50.

  IF YOU DO NOT EXCHANGE YOUR OLD NOTES, THE OLD NOTES YOU RETAIN MAY BECOME LESS LIQUID AS A RESULT OF THE EXCHANGE OFFER.

     If a significant number of old notes are exchanged in the exchange offer, the liquidity of the trading market for the old notes, if any, after the completion of the exchange offer may be substantially reduced. Any old notes exchanged will reduce the aggregate number of old notes issued and outstanding. This reduction may in turn increase the volatility of the market price for the old notes. In addition, the old notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the old notes will exist or be maintained and we cannot assure you as to the prices at which the old notes may be traded.

                                USE OF PROCEEDS

     We will not receive any cash proceeds from the issuance of the new notes. The new notes will be exchanged for old notes as described in this prospectus upon our receipt of old notes. We will cancel all of the old notes surrendered in exchange for the new notes.

                   PRICE RANGE OF OLD NOTES AND COMMON STOCK

     Our old notes and common stock are listed on the New York Stock Exchange (the "NYSE") under the symbols "MAS ZR31" and "MAS," respectively. The following table sets forth the high and low trading sale prices for our old notes as reported by published financial sources, high and low trading prices for our common stock for the periods indicated as reported on the NYSE Composite Tape and the cash dividends declared on the common stock during such periods.

                                                OLD            COMMON
                                            NOTES PRICE      STOCK PRICE
                                           -------------   ---------------   DIVIDENDS ON
                                           HIGH     LOW     HIGH     LOW     COMMON STOCK
                                           -----   -----   ------   ------   ------------
                                            (% OF PAR)              (IN DOLLARS)
YEAR ENDED 2002
  First Quarter..........................  43.00   36.88   $28.99   $24.10      $0.135
  Second Quarter.........................  43.00   40.00    29.43    25.39       0.135
  Third Quarter..........................  42.00   32.00    27.05    19.00       0.14
  Fourth Quarter.........................  42.50   36.00    22.60    17.25       0.14
YEAR ENDED 2003
  First Quarter..........................  42.25   36.13   $21.96   $16.59      $0.14
  Second Quarter.........................  44.00   36.00    25.58    18.60       0.14
  Third Quarter..........................  43.00   39.00    25.99    22.45       0.16
  Fourth Quarter.........................  43.50   40.00    28.44    24.61       0.16
YEAR ENDED 2004
  First Quarter..........................  46.00   42.50   $30.80   $25.88      $0.16
  Second Quarter.........................  46.25   41.00    31.47    26.29       0.16
  Third Quarter..........................  48.00   41.00    35.00    29.69       0.18
  Fourth Quarter (through December 6)....  49.13   45.00    36.65    32.87      --

     On December 6, 2004, the last reported sale price of our old notes and common stock was 48.50% per note and $35.94 per share, respectively. At December 6, 2004, there were approximately 6,500 holders of record of our common stock.

                                DIVIDEND POLICY

     As shown in the table above, we declared quarterly cash dividends on our common stock in each of the years ended December 31, 2003 and 2002 and in the quarters ended March 31, June 30 and September 30, 2004. We expect that our practice of paying quarterly dividends on our common stock will continue, although the payment of future dividends is at the discretion of our board of directors and will depend upon our earnings, capital requirements, financial condition and other factors.

   RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     Our ratio of earnings to fixed charges for the years ended December 31, 1999 through 2003 and the nine months ended September 30, 2004 are set forth in the table below.

                                            NINE MONTHS
                                               ENDED           YEARS ENDED DECEMBER 31,
                                           SEPTEMBER 30,   --------------------------------
                                               2004        2003   2002   2001   2000   1999
                                           -------------   ----   ----   ----   ----   ----
Ratio of earnings to fixed charges(1)....       8.0        5.3    4.6    2.0    4.7    6.7
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(2)...........................       7.7        5.0    4.4    2.0    4.7    6.7

---------------

(1) Ratio of earnings to fixed charges means the ratio of income before income taxes, extraordinary income and fixed charges to fixed charges, where fixed charges are the aggregate of interest expense, including amortization of debt expense and the estimated interest factor for rentals. Years prior to 2002 have not been adjusted to exclude goodwill amortization expense.

(2) Ratio of earnings to combined fixed charges and preferred stock dividends means the ratio of income before income taxes, extraordinary income and fixed charges to fixed charges and preferred stock dividends.

                                 CAPITALIZATION

     The following table sets forth certain unaudited information regarding our capitalization as of September 30, 2004 on an actual basis and as adjusted, assuming all of the old notes are exchanged pursuant to the exchange offer. This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information incorporated by reference in this prospectus. See the section of this prospectus entitled "Where You Can Find More Information."

                                                              AS OF SEPTEMBER 30, 2004
                                                              ------------------------
                                                              ACTUAL      AS ADJUSTED
                                                              -------     ------------
                                                                    (UNAUDITED)
                                                                   (IN MILLIONS,
                                                                 EXCEPT SHARE DATA)
Cash and cash investments...................................  $  969         $  969
                                                              ======         ======
Long-term debt:
  Zero Coupon Convertible Senior Notes due 2031(1)..........  $  817         $   --
  Zero Coupon Convertible Senior Notes, Series B due
     2031(1)................................................      --            817
  Other long-term liabilities...............................   3,393          3,393
                                                              ------         ------
     Total long-term debt...................................   4,210          4,210
                                                              ------         ------
Shareholders' equity:
  Common shares, par value $1.00 per share, 1,400,000,000
     authorized, 449,220,000 issued.........................     449            449
  Paid-in capital...........................................     724            724
  Retained earnings.........................................   3,856          3,856
  Accumulated other comprehensive income....................     409            409
  Less: restricted stock awards.............................    (196)          (196)
     Shareholders' equity...................................   5,242          5,242
                                                              ------         ------
       Total capitalization.................................  $9,452         $9,452
                                                              ======         ======

---------------

(1) Accreted value at September 30, 2004.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data of Masco are derived from and should be read in conjunction with our audited financial statements incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 12, 2004 (which supersedes the corresponding financial data in our Annual Report on Form 10-K for the year ended December 31, 2003.) The consolidated statement of income data for the years ended December 31, 2003, 2002 and 2001, and the balance sheet data as of December 31, 2003 and 2002 are derived from and should be read in conjunction with our audited financial statements incorporated by reference to our Current Report on Form 8-K filed with the SEC on November 12, 2004. The consolidated statement of income data for the years ended December 31, 2000 and 1999 are derived from our accounting records. The consolidated statement of income data for the nine month periods ended September 30, 2004 and 2003 and the consolidated balance sheet data as of September 30, 2004 and 2003 are derived from our unaudited financial statements which, in our opinion, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our results of operations and financial position.

                                                                                      NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                 --------------------------------------------------   -----------------
                                  2003      2002       2001       2000       1999      2004      2003
                                 -------   -------   --------   --------   --------   -------   -------
                                                             (IN MILLIONS)
STATEMENT OF INCOME DATA(1):
Net sales......................  $10,571   $ 8,831   $  7,705   $  6,506   $  5,577   $ 9,040   $ 7,803
Cost of sales..................    7,330     6,040      5,377      4,438      3,717     6,224     5,414
Selling, general and
  administrative expenses......    1,776     1,393      1,230      1,030      1,014     1,491     1,312
(Income) charge from planned
  disposition of a
  business(2)..................       --       (16)        --         90         --        --        --
(Income) regarding litigation
  settlement(3)................      (72)      147         --         --         --       (30)      (71)
Goodwill impairment
  charge(4)....................       53        --         --         --         --        --        --
Amortization of goodwill.......       --        --         87         60         39        --        --
Other income (expense),
  net(5).......................     (204)     (301)      (733)       (64)        (2)      (43)     (147)
                                 -------   -------   --------   --------   --------   -------   -------
Income from continuing
  operations before income
  taxes and minority
  interest.....................    1,280       966        278        824        805     1,312     1,001
Income taxes...................      477       327         95        284        303       474       357
  Minority interest............      (13)       --         --         --         --       (14)       (8)
                                 -------   -------   --------   --------   --------   -------   -------
Income from continuing
  operations...................      790       639        183        540        502       824       636
(Loss) income from discontinued
  operations, after income
  taxes........................       16        43         16         52         68       (36)       78
Cumulative effect of accounting
  change, net(6)...............       --       (92)        --         --         --        --        --
                                 -------   -------   --------   --------   --------   -------   -------
Net income.....................  $   806   $   590   $    199   $    592   $    570   $   788   $   714
                                 =======   =======   ========   ========   ========   =======   =======
Earnings per common share:
  Basic:
     Income from continuing
       operations..............  $  1.65   $  1.32   $   0.40   $   1.22   $   1.15   $  1.84      1.32
     Income (loss) from
       discontinued
       operations..............     0.03      0.09       0.03       0.12       0.16     (0.08)     0.16
       Cumulative effect of
          accounting change,
          net..................       --     (0.19)        --         --         --        --        --
                                 -------   -------   --------   --------   --------   -------   -------
       Net income..............  $  1.68   $  1.22   $   0.43   $   1.34   $   1.31   $  1.76   $  1.48
                                 =======   =======   ========   ========   ========   =======   =======

                                                                                      NINE MONTHS ENDED
                                              YEAR ENDED DECEMBER 31,                   SEPTEMBER 30,
                                 --------------------------------------------------   -----------------
                                  2003      2002       2001       2000       1999      2004      2003
                                 -------   -------   --------   --------   --------   -------   -------
                                                  (IN MILLIONS EXCEPT PER SHARE DATA)
  Diluted:
     Income from continuing
       operations..............  $  1.61   $  1.24   $   0.39   $   1.20   $   1.12   $  1.81   $  1.28
     Income (loss) from
       discontinued operations
       and gain, net of income
       taxes...................     0.03      0.08       0.03       0.11       0.15     (0.08)     0.16
     Cumulative effect of
       accounting change,
       net.....................       --     (0.18)        --         --         --        --        --
                                 -------   -------   --------   --------   --------   -------   -------
       Net income..............  $  1.64   $  1.15   $   0.42   $   1.31   $   1.28   $  1.73   $  1.44
                                 =======   =======   ========   ========   ========   =======   =======
CASH FLOW DATA:
Net cash from operating
  activities...................  $ 1,421   $ 1,225   $    967   $    734   $    491   $   973   $   924
Net cash from (for) financing
  activities...................  $(1,617)  $   767   $   (158)  $    380   $    319   $  (964)  $(1,166)
Net cash from (for) investing
  activities...................  $  (128)  $(1,296)  $   (667)  $ (1,175)  $ (1,132)  $   204   $    55
BALANCE SHEET DATA:
Total current assets...........  $ 3,804   $ 3,950   $  2,627   $  2,308   $  2,110   $ 4,279   $ 4,027
Total non-current assets.......  $ 8,345   $ 8,100   $  6,394   $  5,296   $  4,407   $ 8,110   $ 8,174
     Total assets..............  $12,149   $12,050   $  9,021   $  7,604   $  6,517   $12,389   $12,201
                                 -------   -------   --------   --------   --------   -------   -------
Total current liabilities......  $ 2,099   $ 1,932   $  1,237   $  1,078   $    846   $ 2,026   $ 2,303
Long-term debt.................  $ 3,848   $ 4,316   $  3,628   $  3,018   $  2,431   $ 4,210   $ 3,836
Deferred income taxes and
  other........................  $   746   $   508   $    199   $    222   $    221   $   911   $   657
  Total non-current
     liabilities...............  $ 4,594   $ 4,824   $  3,827   $  3,240   $  2,652   $ 5,121   $ 4,493
     Total liabilities.........  $ 6,693   $ 6,756   $  5,063   $  4,318   $  3,498   $ 7,147   $ 6,796
                                 -------   -------   --------   --------   --------   -------   -------
Shareholder's equity...........  $ 5,456   $ 5,294   $  3,958   $  3,286   $  3,019   $ 5,242   $ 5,405
                                 -------   -------   --------   --------   --------   -------   -------

---------------

(1) Statement of income data has been restated to reclassify discontinued operations as reported in our Current Report on Form 8-K filed with the SEC on November 12, 2004.

(2) Includes a pre-tax gain of $16 million in the Plumbing Products segment for the year ended December 31, 2002 related to certain long-lived assets which were written down in 2000. Includes a $145 million pre-tax, non-cash charge for the planned disposition of businesses and write down of certain investments for the year ended December 31, 2000.

(3) Includes the litigation settlement pre-tax (income) charge, net, of $(30) million, $(71) million, $(72) million and $147 million in the nine months ended September 30, 2004 and 2003 and for the years ended December 31, 2003 and 2002, respectively, pertaining to the Decorative Architectural Products segment.

(4) Includes a $53 million pre-tax goodwill impairment charges as follows:
    Plumbing Products -- $17 million; Decorative Architectural Products -- $5 million and Other Specialty Products -- $31 million.

(5) Includes a $530 million pre-tax, non-cash charge related to the write down of certain investments, principally, securities of Furnishings International, Inc. for the year ended December 31, 2001.

(6) On adoption of SFAS No. 142, a non-cash, pre-tax impairment charge of $117 million ($92 million, net of income tax credit of $25 million) relating primarily to certain of our European businesses that had been affected by weak market and economic conditions, was recognized as a cumulative effect of change in accounting principle, effective January 1, 2002.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

     The purpose of the exchange offer is to change certain terms of the old notes including the type of consideration we will pay holders of the new notes who convert their new notes. We are undertaking the exchange offer as a result of EITF 04-8 which will require the total number of shares underlying contingent convertible debt securities that require full physical settlement, such as the old notes, to be reflected in the calculation of diluted earnings per share whether or not such securities may be converted pursuant to their terms. We believe that changing the consideration payable upon conversion of the old notes will reduce the likelihood of dilution to our shareholders, which is in the best interests of the company and our shareholders.

     The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

EXCHANGE FEE

     As consideration for exchanging old notes for new notes, holders of new notes will receive an exchange fee payment of $1.25 per $1,000 principal amount at maturity of new notes. The exchange fee will be payable to holders of new notes on the exchange date.

     The exchange agent will act as agent for tendering holders for the purpose of receiving payments from us and transmitting payments to the holders. The exchange agent will pay DTC the aggregate amount of cash we owe holders to be delivered in exchange for the old notes held in book-entry form and tendered and accepted in the exchange offer and holders will receive the applicable portion of the exchange fee pursuant to the applicable procedures established by DTC and its participants.

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING

     This prospectus and the accompanying letter of transmittal contain the terms and conditions of the exchange offer. Upon the terms and subject to the conditions included in this prospectus and in the accompanying letter of transmittal, which together are the exchange offer, we will accept for exchange old notes which are properly tendered on or prior to the expiration date, unless you have previously withdrawn them.

     - When you tender to us old notes as provided below, our acceptance of the old notes will constitute a binding agreement between you and us upon the terms and subject to the conditions in this prospectus and in the accompanying letter of transmittal.

     - For each $1,000 principal amount at maturity of old notes you tender accepted by us in the exchange offer, we will give you that principal amount at maturity of new notes.

     - The exchange offer expires at midnight New York City time on December 17, 2004. We may, however, in our sole discretion, extend the period of time for which the exchange offer is open. References in this prospectus to the expiration date mean midnight New York City time on December 17, 2004 or, if extended by us, the latest time and date to which the exchange offer is extended by us.

     - We will keep the exchange offer open for no fewer than 20 business days, or longer if required by applicable law, after the date that we first mail notice of the exchange offer to the holders of the old notes. We are sending this prospectus, together with the letter of transmittal, on or about the date of this prospectus to all of the registered holders of old notes at their addresses listed in the trustee's security register with respect to the old notes.

     - We expressly reserve the right, at any time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance of any old notes, by giving oral or written notice of an extension to the exchange agent and notice of that extension to the holders as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer unless withdrawal rights are exercised. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

     - We expressly reserve the right to amend or terminate the exchange offer at any time prior to the expiration date, and not to accept for exchange any old notes that we have not yet accepted for exchange, if any of the conditions of the exchange offer specified below under "Conditions to the Exchange Offer" are not satisfied.

     - We will give oral or written notice of any extension, amendment, waiver, termination or non-acceptance described above to holders of the old notes as promptly as practicable. If we amend this exchange offer in any respect or waive any condition to the exchange offer, we will give written notice of the amendment or waiver to the exchange agent and will make a public announcement of the amendment or waiver as promptly as practicable afterward. If we extend the expiration date, we will give notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement and subject to applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcements other than by issuing a release to the Dow Jones News Service.

     - Holders of old notes do not have any appraisal or dissenters rights in connection with the exchange offer.

     - We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934, as amended and the applicable rules and regulations of the United States Securities and Exchange Commission.

IMPORTANT RESERVATION OF RIGHTS REGARDING THE EXCHANGE OFFER

     You should note that:

     - All questions as to the validity, form, eligibility, time of receipt and acceptance of old notes tendered for exchange will be determined by Masco in its sole reasonable discretion, which determination shall be final and binding.

     - We reserve the absolute right to reject any and all tenders of any particular old notes not properly tendered or to not accept any particular old notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful.

     - We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular old notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer. If we waive any condition with respect to any tendering holder, we will waive it for all holders. Unless we agree to waive any defect or irregularity in connection with the tender of old notes for exchange, you must cure any defect or irregularity within any reasonable period of time as we shall determine.

     - Our interpretation of the terms and conditions of the exchange offer as to any particular old notes either before or after the expiration date shall be final and binding on all parties.

     - Neither Masco, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give any notification.

CONDITIONS TO THE EXCHANGE OFFER

     We will accept for exchange all old notes validly tendered and not withdrawn. We will not be required to accept for exchange any old notes and may terminate, amend or extend the exchange offer before the acceptance of the old notes, if, on or before the expiration date:

     - We determine in our sole reasonable discretion prior to the expiration of the exchange offer that the exchange will result in adverse tax consequences to us;

     - We or any of our subsidiaries do not receive or obtain any consent, authorization, approval or exemption of or from any governmental authority that may be required or advisable in connection with the completion of this exchange offer, including that the registration statement of which this prospectus is a part shall not have been declared, or shall not continue to be, effective;

     - any action, proceeding or litigation seeking to enjoin, make illegal, delay the completion of or challenge in any respect the exchange offer, or otherwise relating in any manner to the exchange offer, is instituted or threatened;

     - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer (as discussed in "--Purpose of the Exchange Offer"), to us;

     - any tender or exchange offer, other than this exchange offer, with respect to some or all of the outstanding old notes, or any merger, acquisition or other business combination proposal involving us or a substantial portion of our assets, shall have been proposed, announced or made by any person or entity; or

     - there has occurred:

      - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or the European Union;

      - the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

      - any change in the general political, market, economic or financial conditions in the United States or abroad that could, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), income, operations or prospects or otherwise materially impair in any way our contemplated future conduct; or

      - in the case of any of the foregoing existing at the time of the commencement of the exchange offer, a material acceleration or worsening thereof.

     The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. On or before the expiration date, we may waive these conditions in our sole reasonable discretion in whole or in part at any time and from time to time. The failure by us at any time to exercise any of the above rights will not be considered a waiver of that right, and these rights will be considered to be ongoing rights which may be asserted, before the expiration date, at any time and from time to time.

     If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

     - refuse to accept any old notes, return all tendered old notes to the tendering holders, and terminate the exchange offer;

     - extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes (see "-- Withdrawal Rights" below); or

     - waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes that have not been withdrawn.

PROCEDURES FOR TENDERING

  WHAT TO SUBMIT AND HOW

     If you, as the registered holder of old notes, wish to tender your old notes for exchange in the exchange offer, you must transmit a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof as described below under "-- Book-Entry Transfer") to J.P. Morgan Trust Company, National Association, as exchange agent at the address set forth below under "-- Exchange Agent" on or prior to the expiration date.

     In addition,

          (1) a timely confirmation of a book-entry transfer of old notes, if such procedure is available, into the exchange agent's account at DTC using the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

          (2) you must comply with the guaranteed delivery procedures described below.

     The method of delivery of old notes, letters of transmittal and notices of guaranteed delivery is at your election and risk. If delivery is by mail, we recommend that registered mail, properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to assure timely delivery. No letters of transmittal or old notes should be sent to us.

  HOW TO SIGN YOUR LETTER OF TRANSMITTAL AND OTHER DOCUMENTS

     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes being surrendered for exchange are tendered either:

          (1) by a registered holder of the old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

          (2) for the account of an eligible institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be guaranteed by an "eligible guarantor institution" meeting the requirements of the exchange agent, which requirements include membership or participation in the Security Transfer Agent Medallion Program, referred to in this prospectus as STAMP, or such other "signature guarantee program" as may be determined by the exchange agent in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

     If the letter of transmittal or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers or corporations or others acting in a fiduciary or representative capacity, the person should so indicate when signing and, unless waived by us, proper evidence satisfactory to us of its authority to so act must be submitted.

BOOK-ENTRY TRANSFER

     The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution that is a participant in DTC's systems may make book-entry delivery of old notes by causing DTC to transfer old notes into the exchange agent's account in accordance with DTC's Automated Tender Offer Program procedures for transfer. However, the exchange for the old notes so tendered will only be made after timely confirmation of book-entry transfer of old notes into the exchange agent's account, and timely receipt by the exchange agent of an agent's message, transmitted by DTC and received by the exchange agent and forming a part of a book-entry confirmation. The agent's message must state that DTC has received an express acknowledgment from the participant tendering old notes that are the subject of that book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce the agreement against that participant.

     Although delivery of old notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, or a facsimile copy, properly completed and duly executed, with any required signature guarantees, must in any case be delivered to and received by the exchange agent at its address listed under "-- Exchange Agent" on or prior to the expiration date.

     Since your old notes are held through DTC, you must complete a form called "instructions to registered holder and/or book-entry participant", which will instruct the DTC participant through whom you hold your notes of your intention to tender your old notes or not tender your old notes. Please note that delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent and we will not be able to accept your tender of notes until the exchange agent receives a letter of transmittal (or an agent's message in lieu thereof) and a book-entry confirmation from DTC with respect to your notes. A copy of that form is available from the exchange agent.

GUARANTEED DELIVERY PROCEDURES

     If you are a holder of old notes and you want to tender your old notes but the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if

          (1) the tender is made through an eligible institution;

          (2) prior to the expiration date, the exchange agent receives, by facsimile transmission, mail or hand delivery, from that eligible institution a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us and stating:

        - the name and address of the holder of old notes;

        - the amount of old notes tendered; and

        - that the tender is being made by delivering that notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, confirmation of a book-entry transfer of the tendered old notes to the exchange agent; and

          (3) confirmation of a book-entry transfer is received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all old notes properly tendered and will issue the new notes promptly after acceptance of the old notes. See "-- Conditions to the Exchange Offer". For purposes of the exchange offer, our giving of oral or written notice of our acceptance to the exchange agent will be considered our acceptance of the exchange offer.

     In all cases, we will issue new notes in exchange for old notes that are accepted for exchange only after timely receipt by the exchange agent of:

     - a book-entry confirmation of transfer of old notes into the exchange agent's account at DTC using the book-entry transfer procedures described below; and

     - a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof).

     We will have accepted validly tendered old notes if and when we have given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the new notes from us, and will make the exchange on, or promptly after, the expiration date. Following this exchange the holders in whose names the new notes will be issuable upon exchange will be deemed the holders of record of the new notes.

     The reasons we may not accept tendered old notes are:

     - the old notes were not validly tendered pursuant to the procedures for tendering. See "-- Procedures for Tendering";

     - we determine in our reasonable discretion that any of the conditions to the exchange offer have not been satisfied. See "-- Conditions to the Exchange Offer";

     - a holder has validly withdrawn a tender of old notes as described under "Withdrawal Rights"; or

     - we have prior to the expiration date of the exchange offer and in our sole reasonable discretion, delayed or, as a result of the failure of any condition discussed in "-- Conditions to the Exchange Offer," terminated the exchange offer. See "-- Terms of the Exchange Offer; Period for Tendering";

     If we do not accept any tendered old notes for any reason, we will return any unaccepted or non-exchanged old notes tendered promptly after the expiration or termination of the exchange offer.

     Old notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and remain subject to their original terms under the indenture.

WITHDRAWAL RIGHTS

     You can withdraw your tender of old notes at any time (1) on or prior to the expiration date and (2) if not yet accepted for payment, after the expiration of 40 business days from the commencement date of the exchange offer.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of the addresses listed below under "-- Exchange Agent". Any notice of withdrawal must specify:

     - the name of the person having tendered the old notes to be withdrawn;

     - the principal amount at maturity of the old notes to be withdrawn; and

     - if old notes have been tendered using the procedure for book-entry transfer described above, the name and number of the account at DTC to be credited with the withdrawn old notes, and otherwise comply with the procedures of that facility.

     Please note that all questions as to the validity, form, eligibility and time of receipt of notices of withdrawal will be determined by us, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be considered not to have been validly tendered for exchange for purposes of the exchange offer.

     If you have properly withdrawn old notes and wish to re-tender them, you may do so by following one of the procedures described under "-- Procedures for Tendering" above at any time on or prior to the expiration date.

EXCHANGE AGENT

     J.P. Morgan Trust Company, National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent, addressed as follows:

                                  Deliver to:
                J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION
                          Institutional Trust Services
                          2001 Bryan Street, 9th Floor
                              Dallas, Texas 75201
                       Attention: Exchanges, Frank Ivins
   Masco Corporation Offer to Exchange Zero Coupon Convertible Senior Notes,
                             Series B due 2031 for
                 Zero Coupon Convertible Senior Notes due 2031

                            FACSIMILE TRANSMISSIONS:
                        (By Eligible Institutions Only)
                              Fax: (214) 468-6494
                             Attention: Frank Ivins
   Masco Corporation Offer to Exchange Zero Coupon Convertible Senior Notes,
                             Series B due 2031 for
                 Zero Coupon Convertible Senior Notes due 2031

                            TO CONFIRM BY TELEPHONE:
                                 (800) 275-2048

     Delivery to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

     An affiliate of the exchange agent is a depository of funds for, makes loans to and performs other services for us from time to time in the normal course of business.

DEALER MANAGERS

     We have retained Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as co-dealer managers in connection with the exchange offer. We will pay a fee to the dealer managers as described below in "-- Fees and Expenses." The obligations of the dealer managers to perform such functions are subject to certain conditions. We have agreed to indemnify the dealer managers against certain liabilities, including liabilities under the federal securities laws or to contribute to payments that the dealer managers may be required to make in respect thereof. Questions regarding the terms of the exchange offer may be directed to the dealer managers at the address and telephone number set forth on the back cover of this prospectus.

     The dealer managers, and their respective affiliates have provided, from time to time, and may in the future provide, investment banking, commercial banking, financial and other services to us for which we have paid, and intend to pay, customary fees. The dealer managers, in the ordinary course of business, also make markets in our securities, including the old notes. As a result, from time to time, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated may own certain of our securities, including the old notes.

     Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the dealer managers at the address set forth on the back cover of this prospectus. Holders of old notes may also contact their custodian bank, depositary, broker, trust company or other nominee for assistance concerning the exchange offer.

FEES AND EXPENSES

     The expenses of soliciting tenders of old notes will be borne by us. We will pay the dealer managers a fee of $0.88 per $1,000 principal amount at maturity of old notes exchanged pursuant to the exchange offer, payable on the exchange date, or if we terminate the exchange offer, on the date of such termination. If the aggregate principal amount at maturity of old notes exchanged is more than 90% of the aggregate principal amount at maturity of the old notes, we will pay an additional fee of $0.22 per $1,000 principal amount at maturity of old notes exchanged. The dealer managers will not receive any such fee in respect of old notes tendered for their own accounts. We will also reimburse the dealer managers for reasonable out-of-pocket expenses. The exchange agent will mail solicitation materials on our behalf. The total expense expected to be incurred by us in connection with the exchange offer is estimated to be approximately $2.6 million assuming all old notes are tendered in the exchange offer.

TRANSFER TAXES

     Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder, will be responsible for the payment of any applicable transfer tax.

CONSEQUENCES OF FAILURE TO PROPERLY TENDER OLD NOTES IN THE EXCHANGE OFFER

     Issuance of the new notes in exchange for the old notes under the exchange offer will be made only after timely receipt by the exchange agent of such old notes, a properly completed and duly executed letter of transmittal (or agent's message in lieu thereof) and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of old notes for exchange. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading markets for the remaining old notes could be adversely affected. See "Risk Factors -- Risks Related to the Exchange Offer". To the extent that any old notes remain outstanding following completion of the exchange offer, they will remain our obligations.

                          DESCRIPTION OF THE NEW NOTES

     The new notes will be issued under an indenture dated as of February 12, 2001, among the Company and J.P. Morgan Trust Company, National Association (as successor in interest to Bank One Trust Company, National Association), as trustee (the "Trustee"), as supplemented (the "Indenture"). The base Indenture, referred to in this prospectus as the Senior Debt Indenture and a form of the Supplemental Indenture relating specifically to the new notes, have been filed as exhibits to the registration statement of which this prospectus forms a part. The following is a summary of the material terms and provisions of the new notes. The terms of the new notes include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), as in effect on the date of the Indenture. The new notes are subject to all such terms, and prospective purchasers of the new notes are referred to the Indenture and the Trust Indenture Act for a statement of such terms. As used in this "Description of the New Notes," the term "Company" refers to Masco Corporation and not any of its Subsidiaries.

     Definitions of certain terms are set forth under "-- Certain Definitions" and throughout this description. Capitalized terms that are used but not otherwise defined herein have the meanings assigned to them in the Indenture, and those definitions are incorporated herein by reference.

GENERAL

     The new notes:

     - will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness and be junior to all of our current and future secured indebtedness;

     - will be limited to the aggregate principal amount at maturity of old notes exchanged for new notes, not to exceed $1,874,978,000 aggregate principal amount at maturity; and

     - will mature on July 20, 2031.

     Except under circumstances described under "-- Optional Conversion to Semi-Annual Cash Pay Note Upon Tax Event" and "-- Contingent Interest" ," we will not pay cash interest on the new notes; rather the new notes will accrete to a principal amount of $1,000 per new note upon maturity, at a rate equal to 3.125% per annum from an initial principal amount of $438.54.

     The new notes are redeemable prior to maturity only in specified circumstances prior to January 25, 2007, and freely on or after January 25, 2007, as described below under "-- Optional Redemption," and do not have the benefit of a sinking fund. Principal of the new notes will be payable, and the transfer of new notes will be registrable, at the office of the Trustee. The Trustee will initially serve as paying agent for the new notes.

     The new notes are being offered at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic cash payments of interest on the new notes. Each new note of $1,000 principal amount at maturity will be issued at an initial principal amount of $438.54. For United States federal income tax purposes, we will report the accrual of original issue discount at the comparable yield of 8.125% under the contingent payment debt regulations while the new notes remain outstanding. The issue date for the new notes and the commencement date for the accrual of original issue discount will be the exchange date. See "Material United States Tax Consequences."

     The new notes will be issued only in registered form without coupons in denominations of $1,000 principal amount at maturity and any multiple of $1,000 above that amount. No service charge will be made for any registration of transfer or exchange of new notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The new notes will be represented by one or more global securities registered in the name of a nominee of The Depositary. See "-- Book Entry, Delivery and Form."

     Except as noted below, all notices with respect to the new notes will be deemed given upon publication on Bloomberg or our website or by any other electronic means of publication reasonably calculated to constitute notice.

EXCHANGE FEE

     As consideration for exchanging old notes for new notes, holders of new notes will receive an exchange fee of $1.25 per $1,000 principal amount at maturity of the new notes. The exchange fee will be payable to holders of new notes on the exchange date.

RANKING

     The new notes are Masco's general obligations and will not be secured by any collateral. Your right to payment under the new notes will be junior to the rights of Masco's secured creditors to the extent of their security in Masco's assets; equal with the rights of creditors under Masco's other unsecured unsubordinated debt, including our old notes and our revolving credit facility; and senior to the rights of creditors under debt expressly subordinated to the new notes.

CONVERSION RIGHTS

     Holders may convert new notes, in multiples of $1,000 principal amount at maturity, at the conversion rate at any time prior to the close of business on July 20, 2031 if any of the following conditions are met:

     - Common Stock Price. The average Sale Price of the Company Common Stock for the 20 trading days immediately prior to the conversion date is at least a specified percentage, beginning at 119% and declining 1/3% each year thereafter until it reaches 110 1/3% for the year beginning July 20, 2030, of the Accreted Value as of such date of conversion, divided by the conversion rate;

     - Credit Ratings. The credit ratings assigned to the new notes by either Moody's or S&P is reduced to below Investment Grade;

     - Redemption of New Notes. If the new notes are called for redemption, at any time prior to the close of business on the business day prior to the redemption date; or

     - Occurrence of Specified Corporate Transactions.  If we elect to:

        (1) distribute to all holders of Company Common Stock certain rights entitling them to purchase, for a period expiring within 60 days after the date of such distribution, Company Common Stock at less than the Sale Price at the time of such distribution; or

        (2) distribute to all holders of Company Common Stock assets, debt, securities or certain rights to purchase our securities, which distribution has a per share value as determined by the Board of Directors exceeding 15% of the Sale Price of Company Common Stock on the day preceding the declaration date for such distribution; or

        (3) become a party to a consolidation, merger or binding share exchange pursuant to which Company Common Stock would be converted into cash, securities or other property, in which case a holder may surrender new notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date for the transaction until 15 days after the actual effective date of such transaction. After the effective date, settlement of the new notes and the conversion value and the net share amount, as defined below, will be based on the kind and amount of cash, securities or other property of Masco or another person that the holder of new notes would have received had the holder converted its new notes immediately prior to the transaction, unless we have elected to adjust the conversion rate for a public acquirer change of control as described below under "-- Make Whole Amount and Change of Control." If you elect to convert your new notes in accordance with this paragraph and you are entitled to an adjustment for additional shares as described below under "-- Make Whole Amount and Change of Control," conversion of the new notes will settle after the effective date of such transaction.

            We may adjust the conversion rate for new notes tendered for conversion in connection with a change of control, as described below under "-- Make Whole Amount and Change of Control." However, we will not make such an adjustment if such change of control also constitutes a public acquirer change of control and we elect to modify the conversion obligation as described below under "-- Make Whole Amount and Change of Control." We will specify in the notice to holders, as described below, whether we will adjust the conversion rate or elect to modify the conversion obligation, as described under "-- Make Whole Amount and Change of Control" below.

            In the event of a change of control, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, we will provide to all holders of the new notes and the trustee a notice by registered mail, and will publish on Bloomberg or our website, or by any other electronic means of publication reasonably calculated to constitute notice.

In the case of clause (1) or (2), we must notify the holders of new notes at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their new notes for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place.

CONVERSION SETTLEMENT

     Subject to certain exceptions described under clause (3) of "-- Conversion Rights -- Occurrence of Specified Corporate Transactions" above, if a holder surrenders its new notes for conversion, such holder will receive, in respect of each $1,000 principal amount at maturity of new notes:

     - cash in an amount (the "principal return") equal to the lesser of (a) the applicable accreted value and (b) the conversion value (as described below); and

     - if the conversion value is greater than the applicable accreted value, a number of shares of our common stock (the "net shares") equal to the sum of the daily share amounts (calculated as described below) for each trading day during the applicable conversion reference period (described below) (the "net share amount"). However, in lieu of delivering net shares, we may at our option, deliver cash or a combination of cash and shares of our common stock equal to the value of the sum of the daily share amounts. For this purpose, the value of each daily share amount shall be calculated using the Sale Price of Company Common Stock on each trading day in the applicable conversion reference period. If we make such an election, references below to the "net share amount" shall be deemed to be references to such amount in cash or cash and shares of Company Common Stock, as applicable.

     The "applicable conversion reference period" means:

     - for new notes that are converted after we have specified a redemption date, the five consecutive trading days beginning on the third trading day following the redemption date (in the case of a partial redemption, this clause applies only to those new notes that would be actually redeemed); or

     - in all other cases, the five consecutive trading days beginning on the third trading day following the date the new notes are tendered for conversion.

     The "applicable accreted value" means the Accreted Value of $1,000 principal amount at maturity of new notes on the redemption date for notes called for redemption and on the date the new note is tendered for conversion, in all other cases.

     The "conversion value" is equal to (a) the applicable conversion rate, multiplied by (b) the applicable stock price. The cash payment for fractional shares will be based on the applicable stock price.

     The "applicable stock price" is equal to the average of the Sale Prices during the applicable conversion reference period.

     The "Sale Price" of Company Common Stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which Company Common Stock is traded or, if Company Common Stock is not listed on a United States national or regional securities exchange, as reported on the Nasdaq Stock Market.

     The "daily share amount," per new note with a principal amount at maturity of $1,000 and for each trading day in the applicable conversion reference period, is equal to the greater of:

     - zero; or

     - a number of shares of our common stock determined by the following formula:

     (Sale Price on such day X applicable conversion rate) - the applicable accreted value
[    ------------------------------------------------------------    ]
                      5 X Sale Price on such day

     The "applicable conversion rate" shall mean the conversion rate on any trading day. The initial conversion rate is 12.7243 shares of Company Common Stock per new note with a principal amount at maturity of $1,000, and is subject to adjustment upon the occurrence of certain events described under "-- Conversion Rate Adjustments." The conversion rate will not be adjusted for accretion of principal.

     We will inform converting holders through the trustee no later than two business days after the redemption date or the date new notes are duly tendered for conversion, as the case may be, if we have elected to pay cash in lieu of delivering of shares in respect of the net share amount and will specify in such notice the percentage of the shares otherwise deliverable for which we will pay cash, unless we have already informed holders of our election in a notice of redemption for new notes as described under "--Optional Redemption" below. The conversion value, principal return and net share amount will be determined by us promptly after the end of the applicable conversion reference period. We will pay the principal return and cash for fractional shares and deliver the net share amount, if any, no later than the third business day following the determination of the applicable stock price.

     Our delivery to the holder of the principal return, cash for fractional shares and the net share amount will be deemed:

     - to satisfy our obligation to pay the principal amount at maturity of the new note; and

     - to satisfy our obligation to pay the increase in Accreted Value from the Issue Date through the conversion date.

     As a result, Accreted Value is deemed to be paid in full rather than canceled, extinguished or forfeited.

CONVERSION RATE ADJUSTMENTS

     The conversion rate will be adjusted for:

     - distributions on Company Common Stock payable in Company Common Stock or our other capital stock;

     - subdivisions, combinations or certain reclassifications of Company Common Stock;

     - distributions to all holders of Company Common Stock of certain rights to purchase Company Common Stock for a period expiring within 60 days at less than the Sale Price at the time;

     - certain distributions to such holders of our assets or debt securities or certain rights to purchase our securities (excluding (a) cash dividends or other cash distributions from current or retained earnings unless, beginning January 20, 2007 the annualized amount per share of any such dividend or distribution made on or after January 20, 2007 exceeds 10% of the Sale Price on the day preceding the date of declaration of such dividend or other distribution; provided, however; that no adjustment to the conversion rate will be made in respect of any such dividends or distributions that are paid during any period for which we are paying contingent interest to holders and (b) distributions in connection with a transaction described in the third succeeding paragraph);

     - Company self-tenders; and

     - If prior to January 20, 2007 we make a dividend or other distribution consisting exclusively of cash to all holders of Company Common Stock, the conversion rate will be adjusted based on the following formula:

                              SP(0)
       CR(1)               --------
              =  CR(0)   X  SP(0) -
                                 ED

      where,

      CR(0) = the conversion rate in effect immediately prior to the record date for such cash dividend or distribution;

      CR(1) = the conversion rate in effect immediately after the ex dividend date for such cash dividend or distribution;

      SP(0) = the average of the closing sale prices of our common stock for the ten consecutive trading days prior to the trading day immediately preceding the ex dividend date of such cash dividend or distribution; and

      ED = the amount by which such cash dividend or distribution together with all other such cash dividends or distributions made during the fiscal quarter (and for which no adjustment has been made), exceeds $0.18 per share (appropriately adjusted from time to time for any share dividends on or subdivisions of our common stock).

     However, no adjustment need be made if holders may participate in the transaction (without exercising their conversion option) that would otherwise give rise to such an adjustment. In cases where the fair market value of assets, debt securities or certain rights, warrants or options to purchase our securities distributed to stockholders (a) equals or exceeds the Market Price of Company Common Stock, or (b) such Market Price exceeds the fair market value of such assets, debt securities or rights, warrants or options so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, the holder will be entitled to receive upon conversion, in addition to the cash and, if applicable shares of Company Common Stock, the kind and amount of assets, debt securities or rights, warrants or options comprising the distribution that such holder would have received if such holder had converted such holder's new notes immediately prior to the record date for determining the stockholders entitled to receive the distribution. The Indenture will permit us to increase the conversion rate from time to time.

     Unless the provisions of "-- Make Whole Amount and Change of Control shall apply," if we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a new note into cash and, if applicable, shares of Company Common Stock as described in "-- Conversion Settlement" may be changed into a right to convert it into the kind and amount of securities, cash or other assets of the Company or another Person which the holder would have received if the holder had converted the holder's new notes immediately prior to the transaction.

     Holders of the new notes may, in certain circumstances, be deemed to have received a distribution treated as a dividend for U.S. Federal income tax purposes as the result of:

     - a taxable distribution to holders of Company Common Stock which results in an adjustment of the conversion rate; or

     - an increase in the conversion rate at our discretion.

     If we exercise our option to have cash interest accrue on a new note following a Tax Event, the holder will be entitled on conversion to receive the same amount of cash and, if applicable, shares of Company Common Stock or other property that the holder would have received if we had not exercised this option.

     If we exercise this option, new notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business of the next interest payment date, except for new notes to be redeemed on a date within this period or on the next interest payment date, must be accompanied by payment of an amount equal to the contingent interest or interest that the holder is to receive on the new note.

     Except where new notes surrendered for conversion must be accompanied by payment as described above, we will not pay contingent interest or interest on converted new notes on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semi-Annual Cash Pay Note Upon Tax Event."

MAKE WHOLE AMOUNT AND CHANGE OF CONTROL

     On or prior to January 20, 2007, if and only to the extent you elect to convert your new notes at any time from and after the date that is 15 days prior to the anticipated date of such change of control and ending on the date that is 15 days after the actual effective date (the "effective date"), we will increase the conversion rate for the new notes surrendered for conversion by a number of additional shares (the "additional shares") as described below. The number of additional shares will be determined by reference to the table below, based on the conversion date and the Sale Price on the conversion date (or, if the new notes are converted after the effective date of the transaction, the Sale Price immediately prior to the effectiveness of the transaction). Holders will not be entitled to receive additional shares if a change of control occurs after January 20, 2007.

     The Sale Prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the new notes is adjusted, as described above under "-- Conversion Rate Adjustments." The adjusted Sale Prices will equal the Sale Prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under "-- Conversion Rate Adjustments."

     The following table sets forth the hypothetical Sale Price and number of additional shares issuable per $1,000 principal amount at maturity of new notes:

                                             SALE PRICE ON THE CONVERSION DATE
                       ------------------------------------------------------------------------------
                       $25.50   $25.51   $30.00   $32.50   $35.00   $37.50   $40.00   $42.50   $50.00
CONVERSION DATE        ------   ------   ------   ------   ------   ------   ------   ------   ------
December 15, 2004....  0.0000   4.8591   2.6499   1.8227   1.2060   0.7489   0.4104   0.1623   0.0000
January 20, 2005.....  0.0000   4.9569   2.7003   1.8546   1.2274   0.7683   0.4339   0.1855   0.0000
January 20, 2006.....  0.0000   5.3338   2.8216   1.8635   1.1656   0.6806   0.3600   0.1588   0.0000
January 20, 2007.....  0.0000   5.6136   2.8690   1.6695   0.6414   0.0000   0.0000   0.0000   0.0000

     The exact Sale Price and conversion dates may not be set forth on the table, in which case, if the Sale Price is:

     - between two Sale Price amounts on the table or the conversion date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower Sale Price amounts and the two dates, as applicable, based on a 365 day year;

     - $50.00 or more per share (subject to adjustment), no additional shares will be issued upon conversion; and

     - less than $25.51 per share (subject to adjustment), no additional shares will be issued upon conversion.

     Notwithstanding the foregoing, in no event will the total number of shares of Company Common Stock issuable upon conversion exceed 18.3379 per $1,000 principal amount at maturity of new notes, subject to adjustments in the same manner as the conversion rate as set forth under "-- Conversion Rate Adjustments."

     Our obligation to pay the make-whole amount could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

     Notwithstanding the foregoing, and in lieu of adjusting the conversion rate as set forth above, in the case of a "public acquirer change of control" (as defined below) we may elect that, from and after the effective date of such public acquirer change of control, the right to convert a new note into cash and shares of Company Common Stock will be changed into a right to convert a new note into cash and a number of shares of "acquirer common stock" (as defined below). The conversion rate following the effective date of such transaction will be a number of shares of acquirer common stock equal to the product of:

     - the conversion rate in effect immediately prior to the effective date of such change of control, times

     - the average of the quotients obtained, for each trading day in the five consecutive trading day period commencing on the trading day next succeeding the effective date of such public acquirer change of control (the "valuation period"), of:

      (i) the "acquisition value" of Company Common Stock on each such trading day in the valuation period, divided by

      (ii) the closing sale price of the acquirer common stock on each such trading day in the valuation period.

     The "acquisition value" of Company Common Stock means, for each trading day in the valuation period, the value of the consideration paid per share of Company Common Stock in connection with such public acquirer change of control, as follows:

     - for any cash, 100% of the face amount of such cash;

     - for any acquirer common stock, 100% of the closing sale price of such acquirer common stock on each such trading day; and

     - for any other securities, assets or property, 102% of the fair market value of such security, asset or property on each such trading day, as determined by two independent nationally recognized investment banks selected by the trustee for this purpose.

After the adjustment of the conversion rate in connection with a public acquirer change of control, the conversion rate will be subject to further similar adjustments in the event that any of the events described above occur thereafter.

     A "change of control" will be deemed to have occurred at such time after the Issue Date when the following has occurred:

          (1) a "person" or "group" within the meaning of Section 13(d) of the Exchange Act other than us, our subsidiaries or our or their employee benefit plans, files a Schedule TO or any schedule, form or report under the Exchange Act disclosing that such person or group has become the direct or indirect "beneficial owner," as defined in Rule 13d-3 under the Exchange Act, of Company Common Stock representing more than 50% of the voting power of Company Common Stock entitled to vote generally in the election of directors;

          (2) consummation of any transaction or event (whether by means of a liquidation, share exchange, tender offer, consolidation, recapitalization, reclassification, merger of us or any sale, lease or other transfer of the consolidated assets of ours and our subsidiaries) or a series of related transactions or events pursuant to which Company Common Stock is exchanged for, converted into or constitutes solely the right to receive cash, securities or other property more than 10% of which consists of cash, securities or other property that are not, or upon issuance will not be, traded on the New York Stock Exchange or quoted on the Nasdaq National Market; or

          (3) continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

     The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     The definition of change of control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of our consolidated assets "substantially as an entirety." There is no precise, established definition of the phrase "substantially as an entirety," under applicable law.

     A "continuing director" means a director who either was a member of the Board of Directors of the Company on the date of the Supplemental Indenture or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the continuing directors on the Board of Directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

     A "public acquirer change of control" is any change of control where the acquirer, or any entity that is a direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer's capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control. We refer to such acquirer's or other entity's class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control as the "acquirer common stock."

     In the event of a change of control, as promptly as practicable, but in no event less than 15 days prior to the effective date of such transaction, we will provide to all holders of the new notes and the Trustee a notice, by registered mail, and will publish on Bloomberg or our website, or by any other electronic means of publication reasonably calculated to constitute notice. The notice shall specify whether we will adjust the conversion rate or elect to modify the conversion obligation. Upon a public acquirer change of control, in connection with which we have elected to change our conversion obligation, we shall provide notice, promptly and in any event within three business days after the end of the valuation period, of the number of shares of acquirer common stock into which the new notes are convertible into after the effective date.

CONTINGENT INTEREST

     Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of new notes during any six-month period from January 20 to July 19 and from July 20 to January 19, commencing January 20, 2007, if the averages of the Note Price for the five trading days ending on the second trading day immediately preceding the relevant six-month period (the "Average Note Price") equals 120% or more of the Accreted Value of such new note on the day immediately preceding the relevant six-month period. See "-- Optional Redemption" for some of these values. Notwithstanding the above, if we declare a dividend for which the record date falls prior to the first day of a six month period but the payment date falls within such six month period, then the five trading day period for determining the Average Note Price will be the five trading days ending on the second trading day immediately preceding such record date. We will pay contingent interest only in cash.

     The amount of contingent interest payable per new note in respect of any six-month period will equal the greater of (1) cash dividends paid by us per share on Company Common Stock during that six month period multiplied by the number of shares of Company Common Stock equal to the sum of (A) the number of shares of Company Common Stock with a value equal to the principal return on the accrual date and (B) the net share amount and (2) 0.125% of such Average Note Price for the five trading-day period referred to above.

     Contingent interest, if any, will accrue and be payable to holders of notes as of the record date for the related Company Common Stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six month period, to holders of new notes as of the fifteenth day preceding the last day of the relevant six-month period. Such payment will be paid on the payment date of the related Company Common Stock dividend, or, if no cash dividend is paid by us during a quarter within the relevant six month period, on the last day of the relevant six-month period. For U.S. federal income tax purposes, original issue discount will continue to accrue at the comparable yield, which we will report as 8.125% under the contingent debt payment regulations, subject to adjustment for actual payments of contingent interest. See "Material United States Tax Consequences -- Tax Consequences to U.S. Holders."

     For financial accounting purposes, our obligation to pay contingent interest on the new notes will constitute an embedded derivative, which will be accounted for at fair value in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

     Cash dividends are all cash dividends on Company Common Stock (whether regular, periodic, extraordinary, special, nonrecurring or otherwise) as declared by the Board of Directors.

     The "Note Price" on any date of determination means the average of the secondary market bid quotations per new note obtained by the bid solicitation agent for $10 million principal amount at maturity of new notes at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

     - at least three such bids are not obtained by the bid solicitation agent, or

     - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the new notes,

then the Note Price will equal (a) the then applicable conversion rate of the new notes multiplied by (b) the average Sale Price of Company Common Stock on the five trading days ending on such determination date.

     The bid solicitation agent will initially be the Trustee. We may change the bid solicitation agent, but the bid solicitation agent will not be our Affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the new notes.

     Upon determination that holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will provide notice to holders.

OPTIONAL REDEMPTION

     No sinking fund is provided for the new notes.

     Between the Issue Date and January 25, 2007 we can only redeem the new notes for cash, in whole but not in part, at their redemption price if the Sale Price of Company Common Stock is equal to or greater than 130% of the conversion price in effect for at least 20 trading days in any consecutive 30-trading day period, where the "conversion price" means the then applicable redemption price divided by the conversion rate, and "redemption price" means the Accreted Value, plus accrued and unpaid contingent interest, if any. We will give holders not less than 30-days' nor more than 60-days' notice of redemption.

     Beginning on January 25, 2007, at our option we may redeem the new notes for cash at any time as a whole, or from time to time in part, at their redemption price. We will give holders not less than 30-days' nor more than 60-days' notice of redemption.

     The table below shows what the Accreted Value of a new note would be on the Issue Date, and at specified dates thereafter prior to maturity and at maturity on July 20, 2031. The Accreted Value, in dollars, of a new note of $1,000 principal amount at maturity redeemed between such dates would include an additional amount reflecting the increase in Accreted Value since the next preceding date in the table.

                                            INITIAL PRINCIPAL   INCREASE IN ACCRETED   REDEMPTION
REDEMPTION DATE                                 AMOUNT(1)        VALUE AT 3.125%(2)    PRICE (1+2)
---------------                             -----------------   --------------------   -----------
December 20, 2004.........................       $438.54              $  0.00           $  438.54
July 20, 2005.............................       $438.54              $  8.00           $  446.54
July 20, 2006.............................       $438.54              $ 22.07           $  460.61
January 20, 2007..........................       $438.54              $ 29.27           $  467.80
January 25, 2007..........................       $438.54              $ 29.47           $  468.01
July 20, 2007.............................       $438.54              $ 36.57           $  475.11
July 20, 2008.............................       $438.54              $ 51.54           $  490.08
July 20, 2009.............................       $438.54              $ 66.97           $  505.51
July 20, 2010.............................       $438.54              $ 82.89           $  521.43
July 20, 2011.............................       $438.54              $ 99.32           $  537.85
July 20, 2012.............................       $438.54              $116.25           $  554.79
July 20, 2013.............................       $438.54              $133.73           $  572.27
July 20, 2014.............................       $438.54              $151.75           $  590.29

                                            INITIAL PRINCIPAL   INCREASE IN ACCRETED   REDEMPTION
REDEMPTION DATE                                 AMOUNT(1)        VALUE AT 3.125%(2)    PRICE (1+2)
---------------                             -----------------   --------------------   -----------
July 20, 2015.............................       $438.54              $170.34           $  608.88
July 20, 2016.............................       $438.54              $189.52           $  628.06
July 20, 2017.............................       $438.54              $209.30           $  647.84
July 20, 2018.............................       $438.54              $229.70           $  668.24
July 20, 2019.............................       $438.54              $250.75           $  689.28
July 20, 2020.............................       $438.54              $272.45           $  710.99
July 20, 2021.............................       $438.54              $294.85           $  733.39
July 20, 2022.............................       $438.54              $317.94           $  756.48
July 20, 2023.............................       $438.54              $341.77           $  780.31
July 20, 2024.............................       $438.54              $366.34           $  804.88
July 20, 2025.............................       $438.54              $391.69           $  830.23
July 20, 2026.............................       $438.54              $417.84           $  856.38
July 20, 2027.............................       $438.54              $444.81           $  883.35
July 20, 2028.............................       $438.54              $472.63           $  911.17
July 20, 2029.............................       $438.54              $501.33           $  939.87
July 20, 2030.............................       $438.54              $530.93           $  969.47
July 20, 2031.............................       $438.54              $561.46           $1,000.00

     If converted to semi-annual cash pay new notes following the occurrence of a Tax Event (such new notes, "Cash Pay Notes"), the new notes will be redeemable at the Restated Principal Amount plus accrued and unpaid interest from the date of such conversion through the redemption date. See "-- Optional Conversion to Semi-Annual Cash Pay Note Upon Tax Event."

     If less than all of the outstanding new notes are to be redeemed, the Trustee shall select the new notes to be redeemed in principal amounts at maturity of $1,000 or multiples thereof. In this case the Trustee may select the new notes by lot, pro rata or by any other method the Trustee considers fair and appropriate. If a portion of a holder's new notes is selected for partial redemption and the holder converts a portion of the new notes, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF NEW NOTES AT THE OPTION OF THE HOLDER

     On the purchase dates indicated below, we will, at the option of the holder, be required to purchase for cash any outstanding new note for which a written purchase notice has been properly delivered by the holder to the Trustee and not withdrawn, subject to specified additional conditions. Holders may submit their new notes for purchase to the paying agent at any time from the opening of business on the date that is 30 business days prior to such purchase date until the close of business on such purchase date.

     The purchase price of a new note will be:

     - $439.67 per new note on January 20, 2005;

     - $467.80 per new note on January 20, 2007;

     - $537.85 per new note on July 20, 2011, plus accrued and unpaid contingent interest, if any;

     - $628.06 per new note on July 20, 2016, plus accrued and unpaid contingent interest, if any;

     - $733.39 per new note on July 20, 2021, plus accrued and unpaid contingent interest, if any; and

     - $856.38 per new note on July 20, 2026, plus accrued and unpaid contingent interest, if any.

     The foregoing dollar amounts equal the Accreted Value on the respective purchase dates.

     If prior to a purchase date the new notes have been converted to Cash Pay Notes, the purchase price will be equal to the Restated Principal Amount plus accrued and unpaid interest from the date of conversion to the purchase date. See "-- Optional Conversion to Semi-Annual Cash Pay Note Upon Tax Event."

     We will be required to give notice on a date not less than 30 business days prior to each purchase date by giving notice to all holders and beneficial owners as required by applicable law, stating among other things the procedures that holders must follow to require us to purchase their new notes; provided however, that we shall not be required to give such notice with respect to the January 20, 2005 purchase date.

     The purchase notice given by each holder electing to require us to purchase new notes shall state:

     - if certificated, the certificate numbers of the holder's new notes to be delivered for purchase;

     - the portion of the principal amount at maturity of new notes to be purchased, which must be $1,000 or a multiple thereof; and

     - that the new notes are to be purchased by us pursuant to the applicable provisions of the new notes and the Indenture.

     Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date.

     The notice of withdrawal shall state:

     - the principal amount at maturity being withdrawn;

     - if certificated, the certificate numbers of the new notes being withdrawn; and

     - the principal amount at maturity of the new notes that remain subject to the purchase notice, if any.

     In connection with any purchase offer pursuant to these provisions, we will:

     - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

     - file Schedule TO or any other required schedule under the Exchange Act.

     Payment of the purchase price for a new note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the new note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the new note will be made promptly following the later of the purchase date or the time of delivery of the new note.

     If the paying agent holds money sufficient to pay the purchase price of a new note on the business day following the purchase date in accordance with the terms of the Indenture, then, immediately after the purchase date, the new note will cease to be outstanding and will cease to accrete, whether or not the new note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the new note.

     Our ability to purchase new notes may be limited by the terms of our then existing indebtedness or financing agreements.

     No new notes may be purchased at the option of holders if there has occurred and is continuing an Event of Default, other than an Event of Default that is cured by the payment of the purchase price of all such new notes.

OPTIONAL CONVERSION TO SEMI-ANNUAL CASH PAY NOTE UPON TAX EVENT

     From and after the date of the occurrence of a Tax Event, we will have the option to elect to have cash interest accrue on all, and not less than all of, the new notes at the rate of 3.125% per year. The principal amount of each new note will be restated (the "Restated Principal Amount") and will equal its Accreted Value on the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "Option Exercise Date").

     Such interest will accrue from the Option Exercise Date and will be payable in cash semi-annually on the interest payment dates of July 20 and January 20 of each year to holders of record at the close of business on July 1 or January 1 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest will initially accrue from the Option Exercise Date and thereafter from the last date to which interest has been paid. In the event we exercise this option to pay cash interest, the redemption price and purchase price on the new notes will be adjusted. Contingent interest payments will cease to accrue on the Option Exercise Date. However, there will be no change in the holder's conversion rights.

     A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

          (1) any amendment to, or change (including any announced prospective change) in, the laws, rules or regulations thereunder of the United States or any political subdivision or taxing authority thereof or therein, or

          (2) any amendment to, or change in, an interpretation or application of such laws, rules or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that interest (including original issue discount or contingent interest, if any) payable on the new notes either:

     - would not be deductible on a current accrual basis, or

     - would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for U.S. Federal income tax purposes.

     The modification of the terms of the new notes by us upon a Tax Event, as described above, may alter the timing of income recognition by holders of the new notes with respect to the semi-annual payments of interest due on the new notes after the Option Exercise Date.

COVENANTS RESTRICTING PLEDGES, MERGERS AND OTHER SIGNIFICANT CORPORATE ACTIONS

     Negative Pledge. Section 10.04 of the Senior Debt Indenture provides that so long as the new notes remain outstanding, we will not, nor will we permit any Consolidated Subsidiary to, issue, assume or guarantee any Debt if such Debt is secured by a mortgage upon any Principal Property or upon any shares of stock or indebtedness of any Consolidated Subsidiary which owns or leases any Principal Property, whether such Principal Property is owned on the date of the Senior Debt Indenture or is thereafter acquired, without in any such case effectively providing that the new notes shall be secured equally and ratably with such Debt, except that the foregoing restrictions shall not apply to:

     - mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Consolidated Subsidiary;

     - mortgages on property existing at the time of acquisition thereof, or to secure Debt incurred for the purpose of financing all or any part of the purchase price of such property, or to secure any Debt incurred prior to or within 120 days after the later of the acquisition, completion of construction or improvement or the commencement of commercial operation of such property, which Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction or improvements thereon;

     - mortgages securing Debt owing by any Consolidated Subsidiary to Masco or another Consolidated Subsidiary;

     - mortgages on property of a corporation existing at the time such corporation is merged or consolidated with us or a Consolidated Subsidiary or at the time of a sale, lease or other disposition of the properties of the corporation or firm as an entirety or substantially as an entirety to us or a Consolidated Subsidiary, provided that no such mortgage shall extend to any other Principal Property of Masco or any Consolidated Subsidiary or any shares of capital stock or any indebtedness of any Consolidated Subsidiary which owns or leases a Principal Property;

     - mortgages on our property or a Consolidated Subsidiary's property in favor of the United States of America, any state thereof, or any other country, or any political subdivision of any thereof, to secure payments pursuant to any contract or statute, including Debt of the pollution control or industrial revenue bond type, or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such mortgages; or

     - one or more extensions, renewals or replacements, in whole or in part, of mortgages existing at the date of the Senior Debt Indenture or any mortgage referred to in the preceding five bullet points as long as those extensions, renewals or replacements do not increase the amount of Debt secured by the mortgage or cover any additional property.

     Notwithstanding the above, we may, and may permit any Consolidated Subsidiary to, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the total of the aggregate amount of such Debt then outstanding, excluding secured Debt permitted under the foregoing exceptions, and the aggregate amount of Attributable Debt in respect of sale and leaseback arrangements at such time, does not exceed 5% of Consolidated Net Tangible Assets, determined as of a date not more than 90 days prior thereto.

     Limitation on Sale and Leaseback Arrangements. Under the Senior Debt Indenture, we and our Consolidated Subsidiaries are not allowed to enter into any sale and leaseback arrangement involving a Principal Property which has a term of more than three years, except for sale and leaseback arrangements between us and a Consolidated Subsidiary or between Consolidated Subsidiaries, unless:

     - we or the Consolidated Subsidiary could incur Debt secured by a mortgage on that Principal Property at least equal to the amount of Attributable Debt resulting from that sale and leaseback transaction without having to equally and ratably secure the new notes in the manner described above under "Negative Pledge"; or

     - we apply an amount equal to the greater of the net proceeds of the sale of the Principal Property or the fair market value of the Principal Property within 120 days of the effective date of the sale and leaseback arrangement to the retirement of our or a Consolidated Subsidiary's Funded Debt, including the new notes.

However, we cannot satisfy the second test by retiring:

     - Funded Debt that we were otherwise obligated to repay within the 120-day period;

     - Funded Debt owned by us or by a Consolidated Subsidiary; or

     - Funded Debt that is subordinated in right of payment to new notes.

     Consolidation, Merger or Sale of Assets. The Senior Debt Indenture provides that we will not consolidate or merge with or into any other corporation and will not sell or convey our property as an entirety, or substantially as an entirety, to another corporation if, as a result of such action, any Principal Property would become subject to a mortgage, unless either:

     - such mortgage could be created pursuant to Section 10.04 of the Senior Debt Indenture without equally and ratably securing the new notes; or

     - the new notes shall be secured prior to the Debt secured by such mortgage.

     The Indenture provides that we may consolidate or merge or sell all or substantially all of our assets if:

     - we are the continuing corporation or if we are not the continuing corporation, such continuing corporation is organized and existing under the laws of the United States of America or any state thereof or the

       District of Columbia and assumes by supplemental indenture the due and punctual payment of the principal of, and the premium, if any, and interest on the new notes and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by us; and

     - we are not, or such continuing corporation is not, in default in the performance of any such covenant or condition immediately after such merger, consolidation or sale of assets.

CERTAIN DEFINITIONS

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all terms used in the Indenture.

     "Accreted Value" means, at any date of determination, (1) prior to such time as the new notes are converted to Cash Pay Notes, the sum of (x) the initial offering price of each new note and (y) the portion of the excess of the principal amount of each new note over such initial offering price which shall have been amortized by the Company in accordance GAAP through such date, such amount to be so amortized on a daily basis and compounded semi-annually on each July 20 and January 20 at the rate of 3.125% per annum from the Issue Date through the date of determination computed on the basis of a 360-day year of twelve 30-day months and (2) at or after such time as the new notes are converted to Cash Pay Notes, the Restated Principal Amount.

     "Attributable Debt" in respect of a sale and leaseback arrangement is defined in the Senior Debt Indenture to mean, at the time of determination, the lesser of:

     - the fair value of the property, as determined by our board of directors, subject to such arrangement; or

     - the present value, discounted at the rate per annum equal to the interest borne by fixed rate senior debt securities or the yield to maturity at the time of issuance of any Original Issue Discount Securities determined on a weighted average basis, of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement, including any period for which such lease has been extended or may, at the option of the lessor, be extended, or until the earliest date on which the lessee may terminate such lease upon payment of a penalty, in which case the rental payment shall include such penalty, after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water and utility rates and similar charges;

provided, however, that there shall not be deemed to be any Attributable Debt in respect of a sale and leaseback arrangement if:

     - such arrangement does not involve a Principal Property;

     - we or a Consolidated Subsidiary would be entitled pursuant to the provisions of Section 10.04(a) of the Senior Debt Indenture to issue, assume or guarantee Debt secured by a mortgage upon the property involved in such arrangement without equally and ratably securing the senior debt securities; or

     - the greater of the net proceeds of such arrangement or the fair market value of the property so leased has been applied to the retirement, other than any mandatory retirement or by way of payment at maturity, of our Funded Debt or any Consolidated Subsidiary's Funded Debt, other than Funded Debt owned by us or any Consolidated Subsidiary and other than Funded Debt which is subordinated in payment of principal or interest to the new notes.

     "Company Common Stock" means the common stock of the Company, par value $1.00 per share, as it exists on the date of the Indenture and any shares of any class or classes of capital stock of the Company resulting from any reclassification or reclassifications thereof and which have no preference in respect of dividends or of amounts payable in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company and which are not subject to redemption by the Company; provided, however, that if at any time there shall be more than one such resulting class, the shares of each such class then so issuable on conversion of new notes shall be substantially in the proportion which the total number of shares of such class resulting from all such reclassifications bears to the total number of shares of all such classes resulting from all such reclassifications.

     "Common Equity" of any Person means capital stock of such Person that is generally entitled to (1) vote in the election of directors of such Person or
(2) if such Person is not a corporation, vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

     "Consolidated Net Tangible Assets" is defined in the Senior Debt Indenture as the aggregate amount of our assets less applicable reserves and the aggregate amount of assets less applicable reserves of the Consolidated Subsidiaries after deducting therefrom:

     - all current liabilities, excluding any such liabilities deemed to be Funded Debt;

     - all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

     - all investments in any Subsidiary other than a Consolidated Subsidiary, in all cases computed in accordance with the generally accepted accounting principles and which under generally accepted accounting principles would appear on a consolidated balance sheet of Masco and its Consolidated Subsidiaries.

     "Consolidated Subsidiary" is defined in the Senior Debt Indenture to mean each Subsidiary other than any Subsidiary the accounts of which:

     - are not required by generally accepted accounting principles to be consolidated with our accounts for financial reporting purposes;

     - were not consolidated with our accounts in our then most recent annual report to stockholders; and

     - are not intended by us to be consolidated with our accounts in our next annual report to stockholders;

provided, however, that the term "Consolidated Subsidiary" shall not include:

     - any Subsidiary which is principally engaged in

      - owning, leasing, dealing in or developing real property, or

      - purchasing or financing accounts receivable, making loans, extending credit

      - or other activities of a character conducted by a finance company, or

     - any Subsidiary, substantially all of the business, properties or assets of which were acquired after the date of the Senior Debt Indenture whether by way of merger, consolidation, purchase or otherwise, unless in each case our board of directors thereafter designates such Subsidiary a Consolidated Subsidiary for the purposes of the Senior Debt Indenture.

     "Continuing Director" means a director who either was a member of the Board of Directors of the Company on the date of the Indenture or who became a director of the Company subsequent to such date and whose election, or nomination for election by the Company's stockholders, was duly approved by a majority of the Continuing Directors on the Board of Directors of the Company at the time of such approval, either by a specific vote or by approval of the proxy statement issued by the Company on behalf of the entire Board of Directors of the Company in which such individual is named as nominee for director.

     "Debt" is defined in the Senior Debt Indenture to mean any indebtedness for money borrowed and any Funded Debt.

     "Funded Debt" is defined in the Senior Debt Indenture to mean indebtedness maturing more than 12 months from the date of the determination thereof or having a maturity of less than 12 months but renewable or extendible at the option of the borrower beyond 12 months from the date of such determination:

     - for money borrowed; or

     - incurred in connection with the acquisition of property, to the extent that indebtedness in connection with acquisitions is represented by any notes, bonds, debentures or similar evidences of indebtedness, for which we or any Consolidated Subsidiary is directly or contingently liable or which is secured by our property or the property of a Consolidated Subsidiary.

     "Investment Grade" shall mean BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such ratings by S&P or Moody's.

     The "Market Price" as of any date means the average of the Sale Prices of Company Common Stock for the 20 trading-day period ending on the third business day (if the third business day prior to the applicable date is a trading day or, if not, then on the last trading day) prior to such date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such 20 trading day period and ending on such date, of certain events with respect to Company Common Stock that would result in an adjustment of the conversion rate.

     "mortgage" is defined in the Senior Debt Indenture to mean a mortgage, security interest, pledge, lien or other encumbrance.

     "Original Issue Discount Security" is defined in the Senior Debt Indenture to mean any debt security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof.

     "Principal Property" is defined in the Senior Debt Indenture to mean any manufacturing plant or research or engineering facility located within the United States of America or Puerto Rico owned or leased by us or any Consolidated Subsidiary unless, in the opinion of our board of directors, such plant or facility is not of material importance to the total business conducted by us and our Consolidated Subsidiaries as an entirety.

     "Subsidiary" is defined in both indentures to mean any corporation of which at least a majority of the outstanding stock having voting power under ordinary circumstances to elect a majority of the board of directors of said corporation shall at the time be owned by us, or by us and one or more Subsidiaries, or by one or more Subsidiaries.

EVENTS OF DEFAULT, WAIVER AND NOTICE

     The Indenture provides that the following events will be events of default with respect to the new notes:

     - we default in the payment of any interest on the new notes for more than 30 days;

     - we default in the payment of any principal or premium on the new notes on the date that payment was due;

     - we breach any of the other covenants applicable to new notes and that breach continues for more than 90 days after we receive notice from the Trustee or the holders of at least 25% of the aggregate principal amount at maturity of new notes;

     - we commence bankruptcy or insolvency proceedings or consent to any bankruptcy relief sought against us; or

     - we become involved in involuntary bankruptcy or insolvency proceedings and an order for relief is entered against us, if that order remains in effect for more than 60 consecutive days.

     The Trustee or the holders of 25% of the aggregate principal amount at maturity of new notes may declare all of the debt securities of that series to be due and payable immediately if an event of default with respect to a payment occurs. The Trustee or the holders of 25% of the aggregate principal amount at maturity of new notes may declare all of the new notes due and payable immediately if an event of default with respect to a breach of a covenant occurs. The Trustee or the holders of 25% of the aggregate principal amount at maturity of new notes outstanding may declare all of the new notes outstanding due and payable immediately if a bankruptcy event of default occurs. The holders of a majority of the aggregate principal amount at maturity of the new notes may annul a declaration or waive a past default except for a continuing payment default. The holders of a majority in principal amount at maturity of the new notes then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture. Notwithstanding

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the foregoing, a Trustee shall have the right to decline to follow any such direction if such Trustee is advised by counsel that the action so directed may not lawfully be taken or if such Trustee determines that such action would be unjustly prejudicial to the holders not taking part in such direction or would involve such Trustee in personal liability.

     The Senior Debt Indenture requires that we file a certificate each year with the applicable Trustee stating that there are no defaults under the Indenture. The Senior Debt Indenture permits the Trustee to withhold notice to holders of new notes of any default other than a payment default if the Trustee considers it in the best interests of the holders.

MODIFICATION OF THE INDENTURE

     We can enter into a supplemental indenture with the Trustee to modify any provision of the Indenture or the new notes without obtaining the consent of the holders if the modification does not adversely affect the holders in any material respect. In addition, we can generally enter into a supplemental indenture with the Trustee to modify any provision of the Indenture or the new notes if we obtain the consent of the holders of a majority of the aggregate principal amount at maturity of the new notes. However, we need the consent of each affected holder in order to:

     - change the date on which any payment of principal or interest on the new note is due;

     - reduce the amount of any principal, interest or premium due on any the new note;

     - change the currency or location of any payment;

     - impair the right of any holder to bring suit for any payment after its due date; or

     - reduce the percentage in principal amount at maturity of the new notes required to consent to any modification or waiver of any provision of the Indenture or the new notes.

BOOK ENTRY, DELIVERY AND FORM

     The new notes offered hereby will be issued in the form of one or more fully registered Global Notes (the "Global Notes"). The Global Notes will be deposited on or about the Issue Date with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary (such nominee being referred to herein as the "Global Note Holder").

     The Depositary is a limited-purpose trust company which was created to hold securities for its participating organizations (collectively, the "Participants" or the "Depositary's Participants") and to facilitate the clearance and settlement of transactions in such securities between Participants through electronic book-entry changes in accounts of its Participants. The Depositary's Participants include securities brokers and dealers (including the dealer managers), banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants" or the "Depositary's Indirect Participants") that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by or on behalf of the Depositary only through the Depositary's Participants or the Depositary's Indirect Participants.

     The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the exchange agents with portions of the principal amount at maturity of the Global Notes and (ii) ownership of the new notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of the Depositary's Participants), the Depositary's Participants and the Depositary's Indirect Participants. Holders are advised that the laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer new notes will be limited to such extent.

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

     So long as the Global Note Holder is the registered owner of any new notes, the Global Note Holder will be considered the sole owner or holder of such new notes outstanding under the Indenture. Except as provided below, owners of new notes will not be entitled to have new notes registered in their names, will not receive or be entitled to receive physical delivery of new notes in definitive form, and will not be considered the holders thereof under the Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a Person having a beneficial interest in new notes represented by the Global Notes to pledge such interest to Persons or entities that do not participate in the Depositary's system or to otherwise take actions in respect of such interest may be affected by the lack of a physical certificate evidencing such interest.

     Neither the Company, the Trustee, the paying agent nor the Notes Registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of new notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to such new notes.

     Payments in respect of the principal, premium, if any, and interest on any new notes registered in the name of a Global Note Holder on the applicable record date will be payable by the Trustee to or at the direction of such Global Note Holder in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the Persons in whose names the new notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of new notes (including principal, premium, if any, and interest).

     The Company believes, however, that it is currently the policy of the Depositary to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount at maturity of beneficial interests in the relevant security as shown on the records of the Depositary. Payments by the Depositary's Participants and the Depositary's Indirect Participants to the beneficial owner of new notes will be governed by standing instructions and customary practice and will be the responsibility of the Depositary's Participants or the Depositary's Indirect Participants.

     As long as the new notes are represented by one or more Global Notes, the Depositary's nominee will be the holder of the new notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the new notes. See "Purchase of Notes at the Option of the Holder" and "-- Limitations on Dispositions of Assets." Notice by Participants or Indirect Participants or by owners of beneficial interests in a Global Note held through such Participants or Indirect Participants of the exercise of the option to elect repayment of beneficial interests in new notes represented by a Global Note must be transmitted to the Depositary in accordance with its procedures on a form required by the Depositary and provided to Participants. In order to ensure that the Depositary's nominee will timely exercise a right to repayment with respect to a particular new note, the beneficial owner of such new note must instruct the broker or the Participant or Indirect Participant through which it holds an interest in such new note to notify the Depositary of its desire to exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other Participant or Indirect Participant through which it holds an interest in a new note in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to the Depositary. The Company will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

CERTIFICATED SECURITIES

     Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for new notes in the form of Certificated Securities. Upon any such issuance, the Trustee is required to register such new notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of new notes in the form of Certificated Securities under the Indenture,

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

then, upon surrender by the relevant Global Note Holder of its Global Notes, new notes in such form will be issued to each Person that such Global Note Holder and the Depositary identify as the beneficial owner of the related new notes.

     Neither the Company nor the Trustee shall be liable for any delay by the related Global Note Holder or the Depositary in identifying the beneficial owners of new notes and each such Person may conclusively rely on and shall be protected in relying on, instructions from the Global Note Holder or of the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts at maturity, of the new notes to be issued).

SAME-DAY SETTLEMENT AND PAYMENT

     The Indenture requires that payments in respect of the new notes (including principal, premium, if any, and interest) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holders. The Company expects that secondary trading in the Certificated Notes also will be settled in immediately available funds.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange the new notes in accordance with the procedures set forth in the Indenture. The Registrar may require a holder, among other things, to furnish appropriate endorsements and transfer documents, and to pay any taxes and fees required by law or permitted by the Indenture. The Registrar is not required to transfer or exchange any new note selected for redemption. Also, the Registrar is not required to transfer or exchange any new note for a period of 15 days before a selection of the new notes to be redeemed.

     The registered holder of a new note will be treated as the owner of it for all purposes.

APPLICABLE LAW

     The notes and the Indenture will be governed by and construed in accordance with the laws of the State of New York.

CONCERNING THE TRUSTEE

     J.P. Morgan Trust Company, National Association is the Trustee under the Indenture. An affiliate of the Trustee is a depository for funds of, makes loans to and performs other services for us from time to time in the normal course of business.

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

                       DESCRIPTION OF OTHER INDEBTEDNESS

     The following is a summary of our other material indebtedness. It may not contain all of the information about this indebtedness that is important to you. You should therefore read the debt instruments, copies of which are available as described under "Where You Can Find More Information." This summary is qualified in its entirety by reference to those debt instruments.

CREDIT FACILITY

     On November 5, 2004, we entered into a U.S.$2 Billion 5-Year Revolving Credit Agreement (the "new credit agreement") among Masco Corporation and Masco Europe S.a r.l., as borrowers, the lenders party thereto, and Bank One, NA, as administrative agent. The new credit agreement replaces two credit facilities:
(1) the U.S.$750 Million 364-Day Revolving Credit Agreement dated as of November 7, 2003 among Masco Corporation and Masco Europe S.a r.l., as borrowers, the lenders party thereto, and Bank One, NA, as administrative agent, which agreement expired by its own terms, and (2) the U.S.$1.25 Billion Amended and Restated 5-Year Revolving Credit Agreement dated as of November 8, 2002 among Masco Corporation and Masco Europe S.a r.l., as borrowers, the lenders party thereto, and Citibank, N.A., as administration agent, which agreement was terminated in connection with the execution of the new credit agreement.

     The new credit agreement provides for a five-year unsecured revolving credit facility available to each borrower in U.S. dollars and European euros (with a sublimit for euro borrowings of U.S.$750 million equivalent). Standby letters of credit may also be issued under the new credit agreement. We may, at our option and subject to customary conditions, request an increase in the aggregate commitment by up to $250 million without the consent of any non-participation lenders. Borrowings will bear interest at various floating rate options as selected by us. There are no loans outstanding under the new credit agreement.

     The new credit agreement contains customary terms and conditions substantially consistent with those contained in the prior credit facilities, including financial covenants requiring a leverage ratio and a minimum consolidated net worth, and events of default based on payment obligations, material inaccuracies of representations and warranties, covenant defaults, insolvency proceedings, monetary judgments, change in control, certain ERISA events and defaults under certain other indebtedness.

EXISTING SENIOR NOTES AND DEBENTURES

     From time to time, we have offered notes and debentures under (1) the indenture, dated as of February 12, 2001, between us and the trustee and (2) the indenture dated as of March 1, 1982, between us and Morgan Guaranty Trust Company of New York, as trustee, which we refer to as the "old senior debt indenture". As of September 30, 2004, the outstanding portion of these debt securities consisted of:

     - $800 million aggregate principal amount of 6.75% senior notes debentures due 2006

     - $300 million aggregate principal amount of 4.625% senior notes due 2007

     - $300 million aggregate principal amount of floating rate notes due 2007

     - $100 million aggregate principal amount of 5.75% senior notes due 2008

     - $850 million aggregate principal amount of 5.875% senior notes due 2012

     - $200 million aggregate principal amount of 7.125% senior debentures due 2013

     - $114 million aggregate principal amount of 6.625% senior debentures due 2018

     - $296 million aggregate principal amount of 7.75% senior debentures due
       2029

     - $300 million aggregate principal amount of 6.5% senior notes due 2032

     The indentures governing these series of debt securities include covenants, events of default and other provisions that are substantially similar to those described under "Description of the New Notes."

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

                          DESCRIPTION OF CAPITAL STOCK

     The following description of the material terms of our capital stock is based on the provisions of our amended and restated certificate of incorporation. For more information as to how you can obtain a current copy of our amended and restated certificate of incorporation, see "Where You Can Find More Information."

     Our amended and restated certificate of incorporation authorizes the issuance of one million shares of preferred stock, par value $1.00 per share and
1.4 billion shares of common stock, par value $1.00 per share.

PREFERRED STOCK

     We may issue preferred stock from time to time in one or more series, without stockholder approval. Subject to limitations prescribed by law, our board of directors is authorized to determine the voting powers, if any, designations and powers, preferences and rights, and the qualifications, limitations or restrictions thereof, for each series of preferred stock that may be issued and to fix the number of shares of each series of preferred stock. As of September 30, 2004, there were no shares of preferred stock outstanding.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on matters to be voted on by our stockholders and, subject to the rights of the holders of any preferred stock of Masco then outstanding, to receive dividends, if any, when declared by our board of directors in its discretion out of legally available funds. Upon any liquidation or dissolution of Masco, holders of common stock are entitled to receive pro rata all assets remaining after payment of all liabilities and liquidation of any shares of any preferred stock at the time outstanding. Holders of common stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to common stock. As of September 30, 2004, there were approximately 449,220,000 shares of our common stock outstanding and approximately 27,400,000 shares reserved for issuance upon exercise of outstanding stock options. All of our outstanding common stock is fully paid and non-assessable and all of the shares of common stock that may be offered with this prospectus will be fully paid and non-assessable.

     The transfer agent and registrar for our common stock is The Bank of New York, New York, New York.

SHAREHOLDER RIGHTS AGREEMENT

     We have a shareholder rights agreement which provides that each share of our outstanding common stock has one-half of one right to purchase one one-thousandth of a share of preferred stock. The purchase price per one one-thousandth of a preferred share under the shareholder rights agreement is $100. Our board of directors may, at its option, redeem all of the outstanding rights at a redemption price of $0.01 per right, subject to adjustment, prior to the time that an acquiring person obtains 15% or more of our outstanding common stock. The rights will expire on December 6, 2005 unless earlier redeemed or exchanged by us.

     The rights under our shareholder rights agreement are evidenced by the outstanding certificates representing our common stock but will be represented by separate certificates approximately 10 days after someone, other than we or any of our subsidiaries or employee benefit plans, acquires at least 15% of our outstanding common stock, or approximately 10 days after someone commences a tender offer that would result in that person owning at least 15% of our outstanding common stock.

     If an acquiring person obtains or has the right to obtain at least 15% of our outstanding common stock, then each right will entitle the holder to purchase for $100 either a number of shares of our common stock having a then current market value of $200 or a number of shares of common stock of the acquiring person having a then current market value of $200. After an acquiring person obtains 15% or more, but less than 50%, of our outstanding common stock, our board of directors may, at its option, exchange all or part of the then outstanding and exercisable rights for shares of our common stock, at an exchange ratio of two shares of common stock per right. Any rights obtained by a person acquiring at least 15% of our outstanding common stock will be null and void.

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

     Our shareholder rights agreement has anti-takeover effects. The rights may cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of rights being acquired, redeemed or declared invalid. Accordingly, the existence of the rights may deter acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with an acquiror on behalf of all of the shareholders. In addition, the rights should not interfere with a proxy contest.

                    MATERIAL UNITED STATES TAX CONSEQUENCES

     In the opinion of Davis Polk & Wardwell, our special tax counsel, ("Tax Counsel") the following are the material U.S. federal income tax consequences of the exchange offer. This discussion applies only to old notes and new notes held as capital assets, and does not describe all of the tax consequences that may be relevant to a holder in light of the holder's particular circumstances or to holders subject to special rules, such as:

     - certain financial institutions;

     - insurance companies;

     - dealers in securities or foreign currencies;

     - persons holding old notes or new notes as part of a hedge;

     - U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

     - partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

     - persons subject to the alternative minimum tax.

     This discussion is based on the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this registration statement may affect the tax consequences described herein. Persons considering participating in the exchange offer are urged to consult their tax advisers with regard to the application of the United States federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     As used herein, the term "U.S. holder" means a beneficial owner of old notes or new notes that is for United States federal income tax purposes:

     - a citizen or resident of the United States;

     - a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof; or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

     The term "U.S. holder" also includes certain former citizens and residents of the United States.

TAX CONSEQUENCES TO U.S. HOLDERS

     Tax Consequences for U.S. Holders Participating in the Exchange. Under applicable Treasury regulations, the modification of a debt instrument, whether effected pursuant to an amendment to the terms of the debt instrument or an actual exchange of an existing debt instrument for a new debt instrument, will be treated as an "exchange" for U.S. federal income tax purposes only if there has been a "significant modification" of the existing debt instrument. The Treasury regulations provide that a modification is a "significant modification" if, based upon all of the facts and circumstances, the modification is "economically significant." Because there is no authority directly on point that interprets what constitutes an "economically significant" modification, the law is unclear as to whether the exchange of the old notes for the new notes should be treated as an "exchange" for U.S. federal income tax purposes. Accordingly Tax Counsel is unable to opine as to the federal income tax consequences of the exchange. However, based upon the advice of Tax Counsel, we intend to take the position that the exchange of old notes for new notes should not be treated as a significant modification for U.S. federal income tax purposes. By participating in the exchange offer, each holder will be deemed to have agreed pursuant to the indentures governing the new notes to treat the exchange as not constituting a significant modification.

     If, consistent with our position, the exchange of old notes for new notes is not treated as a significant modification for U.S. federal income tax purposes, the new notes received by a holder would be treated as a continuation of the old notes in the hands of such holder. As a result, except to the extent of the receipt of the exchange fee, there would be no U.S. federal income tax consequences to holders who participate in the exchange as a result of such participation. An exchanging holder of the old notes would have the same tax basis and holding period in the new notes as such holder had in its old notes immediately prior to the exchange.

     Moreover, a holder of the new notes would have the same tax consequences as would have applied if such holder had continued to hold its old notes. In particular, as the old notes are "contingent payment debt instruments" for U.S. federal income tax purposes, the new notes will continue to be so treated. Pursuant to the terms of the indenture for the new notes, holders will agree to treat the new notes as subject to the Treasury Regulations that apply to contingent payment debt instruments and to continue to accrue interest in the same manner and amount as for the old notes.

     We intend to treat the exchange fee as consideration to holders for participating in the exchange offer. In that case, such payment would result in ordinary income to holders participating in the exchange and we will report such payments to holders and the IRS for information purposes in accordance with such treatment.

     Constructive Dividends. As discussed in the registration statement relating to the old notes, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the new notes, the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable dividend to the U.S. holders of the new notes. For example, an increase in the conversion rate in the event of cash dividends will generally result in deemed dividend treatment to U.S. holders of the new notes. However, an increase in the conversion rate in the event of stock dividends or distributions of rights to subscribe for our common stock will generally not be a taxable dividend.

     Tax Consequences for U.S. Holders Not Participating in the Exchange. A holder that does not participate in the exchange will have no U.S. federal income tax consequences as a result of the exchange.

     Possible Alternative Tax Characterization of the Exchange. There can be no assurances that the IRS will agree that the exchange does not constitute a significant modification for U.S. federal income tax purposes. If, contrary to our position described above, the exchange were to constitute a significant modification, the U.S. federal income tax consequences of the exchange would depend on whether the exchange were treated as a recapitalization. The exchange would be treated as a recapitalization only if both the old notes and the new notes constitute "securities" within the meaning of the provisions of the Code governing reorganizations. This, in turn, depends upon the terms and conditions of, and other facts and circumstances relating to, the notes, and upon the application of numerous judicial decisions. Of particular relevance to the determination of whether the old notes and the new notes are securities for U.S. federal income tax purposes is the term of the particular instrument.

     In the event that, contrary to our position, the exchange did constitute a significant modification for U.S. federal income tax purposes, we believe, based upon the advice of Tax Counsel, that, although it is not entirely clear in light of the put and call options of the old notes and the new notes, the exchange should be characterized as a non-taxable recapitalization. If the exchange were so characterized, an exchanging holder would recognize gain taxable as ordinary income, but not loss, equal to the lesser of the gain realized on the exchange and the exchange fee received. For these purposes, a U.S. holder's gain realized will equal the fair market value of the new notes plus the amount of the exchange fee received minus the holder's adjusted tax basis in the old notes exchanged. If the exchange did constitute a significant modification but did not qualify as a recapitalization, a U.S. holder would be required to recognize gain (taxable as ordinary income) in an amount equal to the difference between the amount realized on the exchange and the holder's adjusted basis in the old notes surrendered. For these purposes, a U.S. holder's amount realized would equal the fair market value of the new notes received plus the exchange fee. U.S. holders are recommended to consult their own tax advisors with respect to the U.S. federal income tax consequences of the exchange, including whether the exchange would be treated as a recapitalization for U.S. federal income tax purposes.

     In the event that, contrary to our position, the exchange did constitute a "significant modification" for U.S. federal income tax purposes, we would need to determine the comparable yield, and projected payment schedule for the new notes regardless of whether the exchange constituted a tax-free recapitalization. U.S. holders would be subject to U.S. federal income tax consequences that are consistent with the description of the contingent payment debt instrument regulations contained in the registration statement relating to the outstanding notes, including, among other things, a requirement that U.S. holders accrue interest for U.S. federal income tax purposes based on the revised comparable yield. For purposes of the contingent payment debt instrument regulations, the issue price of the new notes will be equal to their fair market value at the time of the exchange and be adjusted in subsequent periods in a manner consistent with the description contained in the registration statement relating to the old notes.

TAX CONSEQUENCES TO NON-U.S. HOLDERS

     As used herein, the term non-U.S. holder means a beneficial owner of old notes or new notes that is for U.S. federal income tax purposes:

     - an individual who is classified as a nonresident for U.S. federal income tax purposes;

     - a foreign corporation; or

     - a foreign estate or trust.

     If, consistent with our position, the exchange of old notes for new notes is not treated as a significant modification for U.S. federal income tax purposes, then, as discussed above, the new notes will be treated as a continuation of the old notes. As a result, except to the extent of the receipt of the exchange fee (the U.S. federal income tax consequences of which are described below), there will be no U.S. federal income tax consequences to a non-U.S. holder who participates in the exchange. If, contrary to our position, the exchange of the old notes for new notes constitutes a significant modification for U.S. federal income tax purposes, any gain realized by a non-U.S. holder will be eligible for exemption from U.S. federal income or withholding tax to the same extent as described in the registration statement relating to the old notes for any sale or exchange of the old notes. In either case, a non-U.S. holder generally should have the same U.S. federal income tax consequences of holding new notes as would have arisen if it continued to hold old notes, including withholding and other consequences described in the registration statement relating to the old notes.

     We intend to treat payment of the exchange fee as consideration to holders for participating in the exchange. As such, we will withhold U.S. federal income tax at a rate of 30% from the exchange fee paid to non-U.S. holders unless an exemption from, or reduction of, withholding is applicable because such amounts are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States or because of an applicable income tax treaty with the United States. In order to claim an exemption from, or reduction of, such withholding, the non-U.S. holder must deliver a properly executed IRS Form W-8ECI (with respect to amounts effectively connected with the conduct of a trade or business within the United States) or IRS Form W-8BEN (with respect to treaty benefits) claiming such exemption or reduction. Non-U.S. holders are recommended to consult their own tax advisors regarding the application of the withholding rules to their particular circumstances, including the possibility of filing a claim for a refund of withholding tax.

     Constructive Dividends. The conversion rate of the notes is subject to adjustment in some circumstances. As discussed in the registration statement relating to the old notes, such adjustment could, in some circumstances, give rise to a deemed distribution to non-U.S. holders of the notes (see "-- Tax Consequences to U.S. Holders -- Constructive Dividends" above). In such case, the deemed distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Such dividends will generally be subject to U.S. withholding tax at a 30% rate, subject to a reduction by an applicable treaty. Any such withholding tax may be withheld from payments of interest or principal made on the new notes. A non-U.S. holder who is subject to withholding tax should consult his own tax advisors as to whether he can obtain a refund for all or a portion of the withholding tax.

                                 LEGAL OPINIONS

     The legality of the securities in respect of which this prospectus is being delivered will be passed on for us by John R. Leekley, Senior Vice President and General Counsel of Masco. Certain tax matters relating to the securities in respect of which this prospectus is being delivered will be passed on for us by Davis Polk & Wardwell. Mr. Leekley is a Masco shareholder and holds options to purchase shares of our common stock. Davis Polk & Wardwell, Menlo Park, California, is acting as counsel to the dealer managers.

                                    EXPERTS

     The financial statements incorporated in this prospectus by reference to Masco Corporation's Current Report on Form 8-K dated November 12, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

     This prospectus is a part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference includes important business and financial information that is not included in this document and is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in the prospectus. We incorporate by reference the documents listed below, all filings pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), after the date of the initial registration statement and prior to effectiveness of the registration statement, and all documents subsequently filed with the SEC pursuant to Section 13(a), 13(c), 14, or 15(d) of the Exchange Act until the termination of the offering under this prospectus.

          (1) Annual Report of Form 10-K for the year ended December 31, 2003, as filed with the SEC on February 27, 2004 (excluding such information that was superseded by the corresponding information in our Current Report on Form 8-K, as filed with the SEC on November 12, 2004);

          (2) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2004, as filed with the SEC on May 6, August 5 and November 4, 2004, respectively; and

          (3) Current Report on Form 8-K, as filed with the SEC on November 12, 2004

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                               Masco Corporation
                              21001 Van Born Road
                                Taylor, MI 48180
                                 (313) 274-7400
                         Attention: Investor Relations

     To obtain timely delivery of requested documents before the expiration of the exchange offer, you must request them no later than December 10, 2004, which is five business days before the date the exchange offer expires.

                               MASCO CORPORATION
                               OFFER TO EXCHANGE
          ZERO COUPON CONVERTIBLE SENIOR NOTES, SERIES B DUE 2031 FOR
                 ZERO COUPON CONVERTIBLE SENIOR NOTES DUE 2031

 Questions, requests for assistance and requests for additional copies of this prospectus and related letter of transmittal may be directed to the exchange agent at the addresses set forth below:

                J.P. Morgan Trust Company, National Association

               By Registered or Certified Mail, By Hand or Overnight Delivery:

                       J.P. MORGAN TRUST COMPANY, NATIONAL ASSOCIATION
                                Institutional Trust Services
                                2001 Bryan Street, 9th Floor
                                     Dallas, Texas 75201
                              Attention: Exchanges, Frank Ivins
          Masco Corporation Offer to Exchange Zero Coupon Convertible Senior Notes,
                                    Series B due 2031 for
                        Zero Coupon Convertible Senior Notes due 2031

                                        BY FACSIMILE:
                                     Fax: (214) 468-6494
                                   Attention: Frank Ivins
          Masco Corporation Offer to Exchange Zero Coupon Convertible Senior Notes,
                                    Series B due 2031 for
                        Zero Coupon Convertible Senior Notes due 2031

                                    CONFIRM BY TELEPHONE:
                                       (800) 275-2048

                                           ONLINE:
                                 www.jpmorgan.com/bondholder

               THE CO-DEALER MANAGERS FOR THE EXCHANGE OFFER ARE:


                  CITIGROUP                                 MERRILL LYNCH & CO.
             388 Greenwich Street                         4 World Financial Center
           New York, New York 10013                       New York, New York 10080
   Attention: Equity-Linked Capital Markets        Attention: Liability Management Group
          (877) 531-8365 (toll free)                     (888) 654-8637 (toll free)
                                                       (212) 449-4906 (call collect)

                               December 13, 2004